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                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington DC  20549


                                      FORM N8B-2

                   REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST
                        WHICH ARE CURRENTLY ISSUING SECURITIES


                                Dated August 20, 1998


            Pursuant to Section 8(b) of the Investment Company Act of 1940

                        ALLMERICA SELECT SEPARATE ACCOUNT II
                OF  FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                           (Name of Unit Investment Trust)



                                  440 Lincoln Street
                                  Worcester MA 01653

                     (Address of Principal Office of Registrant)



Issuer of periodic payment plan certificates only for purposes of information provided herein.


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I  I.   ORGANIZATION AND GENERAL INFORMATION

     1. (a) FURNISH NAME OF THE TRUST AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER.

               The trust is the Allmerica Select II Separate Account of First Allmerica Financial Life Insurance Company ("Separate Account"). The Separate Account is a separate investment account of First Allmerica Financial Life Insurance Company (the "Company") and has no employer identification number.

          (b) FURNISH TITLE OF EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE TRUST.

               The securities are individual or group flexible payment variable life insurance policies and the Certificates thereunder (collectively, the "Policies") unless the context requires otherwise.

     2. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH DEPOSITOR OF THE TRUST.

               First Allmerica Financial Life Insurance Company
               440 Lincoln Street
               Worcester, Massachusetts 01653

               FEIN: 04-1867050.

     3. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH CUSTODIAN OR TRUSTEE OF THE TRUST INDICATING FOR WHICH CLASS OR SERIES OF SECURITIES EACH CUSTODIAN OR TRUSTEE IS ACTING.

               The Company will hold all of the securities in its own custody.

     4. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST.

               Distribution of the Policies has not yet commenced. When distribution commences, the principal underwriter will be:

               Allmerica Investments, Inc.
               440 Lincoln Street
               Worcester MA 01653

               FEIN: 04-2448927.

     5. FURNISH NAME OF STATE OR OTHER SOVEREIGN POWER, THE LAWS OF WHICH GOVERN WITH RESPECT TO THE ORGANIZATION OF THE TRUST.

               Massachusetts.

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     6.   (a)  FURNISH THE DATES OF EXECUTION AND TERMINATION OF AGREEMENT
               CURRENTLY IN EFFECT UNDER THE TERMS OF WHICH THE TRUST WAS ORGANIZED AND ISSUED OR PROPOSES TO ISSUE SECURITIES.

               The Separate Account was authorized under Massachusetts law pursuant to a resolution of the Board of Directors of the Company on June 13, 1996. The resolution authorizing the Separate Account will continue until amended by the Board of Directors of the Company. The Policies will be issued pursuant to this resolution.

          (b) FURNISH THE DATES OF EXECUTION AND TERMINATION OF ANY INDENTURE OR AGREEMENT CURRENTLY IN EFFECT PURSUANT TO WHICH THE PROCEEDS OF PAYMENTS ON SECURITIES ISSUED OR TO BE ISSUED BY THE TRUST ARE HELD BY THE CUSTODIAN OR TRUSTEE.

               None.

     7. FURNISH IN CHRONOLOGICAL ORDER THE FOLLOWING INFORMATION WITH RESPECT TO EACH CHANGE OF NAME OF THE TRUST SINCE JANUARY 1, 1930. IF THE NAME HAS NEVER BEEN CHANGED, SO STATE.

               The name of the Separate Account has never been changed.

     8.        STATE THE DATE ON WHICH THE FISCAL YEAR OF THE TRUST ENDS.

               December 31.

     MATERIAL LITIGATION

     9. FURNISH A DESCRIPTION OF ANY PENDING LEGAL PROCEEDINGS, MATERIAL WITH RESPECT TO THE SECURITY HOLDERS OF THE TRUST BY REASON OF THE NATURE OF THE CLAIM OR THE AMOUNT THEREOF, TO WHICH THE TRUST, THE DEPOSITOR, OR THE PRINCIPAL UNDERWRITER IS A PARTY
               OR OF WHICH THE ASSETS OF THE TRUST ARE THE SUBJECT, INCLUDING THE SUBSTANCE OF THE CLAIMS INVOLVED IN SUCH PROCEEDING AND THE TITLE OF THE PROCEEDING. FURNISH A SIMILAR STATEMENT WITH RESPECT TO ANY PENDING ADMINISTRATIVE PROCEEDING COMMENCED BY A GOVERNMENTAL AUTHORITY OR ANY SUCH PROCEEDING OR LEGAL PROCEEDING KNOWN TO BE CONTEMPLATED BY A GOVERNMENTAL AUTHORITY. INCLUDE ANY PROCEEDINGS WHICH, ALTHOUGH IMMATERIAL ITSELF, IS REPRESENTATIVE OF, OR ONE OF, A GROUP WHICH IN THE AGGREGATE IS MATERIAL.

               There are no current or pending legal or administrative proceedings to which the Separate Account, the Company, or Allmerica Investments Inc. is a party and which are material with respect to the security holders of the Separate Account.

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

     GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS.

     10. FURNISH A BRIEF STATEMENT WITH RESPECT TO THE FOLLOWING MATTERS FOR EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE TRUST.


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          (a)  WHETHER THE SECURITIES ARE OF THE REGISTERED OR BEARER TYPE.

               The Policies are variable life insurance policies and, as such, are "registered" in the name of the Policyowner and the records concerning the Policyowner are maintained by or on behalf of the Company.

          (b)  WHETHER THE SECURITIES ARE OF THE CUMULATIVE OR DISTRIBUTIVE
               TYPE.

               The Policies are of the cumulative type, providing for no distribution of income, dividends or capital gains except in connection with a voluntary surrender or partial withdrawal of Policy value by a Policyowner, or in connection with the payment of death benefits.

          (c) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO WITHDRAWAL OR REDEMPTION.

               A Policy may be surrendered at any time, subject to the possible imposition of a contingent deferred administrative charge and a contingent deferred sales charge. See Item 13(a) "Surrender Charge" and Item 17(a) "Surrender."

               After the first Policy year, partial withdrawals in a minimum amount of $500 may be made from the Policy value at any time upon written request filed at the Company's Principal Office. A transaction charge, which is the smaller of 2% of the amount withdrawn or $25.00, will be assessed in all cases. A partial withdrawal charge may also be deducted. The partial withdrawal charge will not exceed the surrender charge, and the outstanding surrender charge will be reduced by the amount of the partial withdrawal charges. See Item 13(a) "Charges on Partial Withdrawal" and Item 17(a) "Partial Withdrawal."

          (d) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO CONVERSION, TRANSFER, PARTIAL-REDEMPTION, AND SIMILAR MATTERS.

               TRANSFER - The Policies permit net premiums to be allocated either to the Company's General Account or to the Sub-Accounts of the Separate Account. Each Sub-Account invests exclusively in a corresponding investment portfolio ("Underlying Fund") of the Allmerica Investment Trust ("AIT"), managed by Allmerica Financial Investment Management Services, Inc. ("AFIMS"), the Variable Insurance Products Fund ("VIPF"), managed by Fidelity Management and Research Company ("Fidelity Management"), or the
               T. Rowe Price International Series, Inc. ("T. Rowe Price"), managed by Rowe Price-Fleming International. Subject to the consent of the Company, the Policyowner may transfer amounts among all of the Sub-Accounts and between the Sub-Accounts and the General Account, but at no time may have allocations in more than seven Sub-Accounts. The transfer privilege is subject to the consent of the Company and to the Company's then current rules.

               CONVERSION PRIVILEGE - During the first 24 Policy months after the date of issue, subject to certain restrictions, the Policyowner may convert the Policy to a flexible premium fixed Policy by transferring all Policy value in the Sub-Accounts to the General Account and by simultaneously changing the allocation of future premiums to the General Account. A similar conversion privilege is in effect for 24 Policy months after the date of an increase in face amount, under which the Policyowner may convert by transferring all or part of Policy value in the Sub-Accounts to the General Account and by simultaneously changing the allocation of all or part of future premiums to the General Account.

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               FREE LOOK PRIVILEGE - The Policy provides for an initial Free
               Look Period. The Policyowner may cancel the Policy until the latest of (a) 45 days after the application for the Policy is signed, (b) 10 days after the Policyowner receives the Policy, and (c) 10 days after the Company mails or personally delivers a notice of withdrawal rights to the Policyowner. Upon returning the Policy, the Policyowner will be sent within 7 days a refund equal to the premiums paid. The refund of any premium paid by check, however, may be delayed until the check has cleared the Policyowner's bank.

               A free look privilege also applies following a requested increase in face amount. The Policyowner has the right to cancel the increase before the latest of (a) 45 days after the application for the increase is signed, (b) 10 days after receipt of the new specification pages issued for the increase, and (c) 10 days after the Company mails or delivers a notice of withdrawal rights. Upon canceling the increase, the Policyowner will receive a credit to the Policy value of charges which would not have been deducted but for the increase. The amount to be credited will be refunded if the Policyowner so requests. The Company will also waive any surrender charge calculated for the increase.

               The Policyowner may make surrenders and partial withdrawals as described in Items 10(c), 13(a) and 17(a).

          (e) IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENTS WITH RESPECT TO LAPSES OR DEFAULTS BY SECURITY HOLDERS IN MAKING PRINCIPAL PAYMENTS, AND WITH RESPECT TO REINSTATEMENT.

               CONTRACT LAPSE AND REINSTATEMENT - The failure to make premium payments will not itself cause a Policy to lapse unless: (1) the surrender value is insufficient to cover the next monthly deduction plus loan interest accrued, if any, or (2) (2) Policy debt ("Debt") exceeds the Policy value less surrender charges.

               A 62-day grace period applies to each situation. Subject to certain conditions (including Evidence of Insurability showing that the Insured is insurable according to the Company's underwriting rules and the payment of sufficient premium) a Certificate may be reinstated at any time within 3 years after the expiration of the grace period and prior to the Final Premium Payment Date.


           (f) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENTS WITH RESPECT TO VOTING RIGHTS, TOGETHER WITH THE NAMES OF ANY PERSONS OTHER THAN SECURITY HOLDERS GIVEN THE RIGHT TO EXERCISE VOTING RIGHTS PERTAINING TO THE TRUST'S SECURITIES OR THE UNDERLYING SECURITIES AND THE RELATIONSHIP OF SUCH PERSONS TO THE TRUST.

               To the extent required by law, the Company will vote shares held by each Sub-Account in accordance with instructions received from the Policyowners with Policy value in such Sub-Account. Each person having a voting interest will be provided with proxy materials together with an appropriate form with which to give voting instructions to the Company. Shares held in each Sub-Account for which no timely instructions are received will be voted in proportion to the instructions received from all persons with an interest in the Sub-Account furnishing instructions to the Company with respect to the Underlying Funds. The Company will also vote shares held in the Separate Account that it owns and which are not attributable to the Policies in the same proportion.

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               The number of votes which a Policyowner may cast will be
               determined by the Company as of the record date established for the Underlying Fund. The number of shares held in each Sub-Account deemed attributable to each Policyowner is determined by dividing Policy value in the Sub-Account, if any, by the net asset value of one share in the corresponding Underlying Fund in which the assets of the Sub-Account are invested. Fractional votes will be counted.

               If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, whether or not such shares are attributable to the Policies, the Company reserves the right to do so.

               The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as (1) to cause a change in the subclassification or investment objective of one or more of the Underlying Funds or (2) to approve or disapprove an investment advisory contract for the Underlying Funds. In addition the Company may disregard voting instructions calling for a change in the investment policies, any investment adviser or principal underwriter of any Underlying Fund which may be initiated by Policyowners or its respective Trustees, provided the Company's disapproval of the change is reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the Underlying Fund's objectives and purposes. In the event the Company does disregard voting instructions, a summary of that action and the reasons for that action will be included in the next periodic report to Policyowners.

          (g)  WHETHER SECURITY HOLDERS MUST BE GIVEN NOTICE OF ANY CHANGES IN:

               (1)  THE COMPOSITION OF THE ASSETS OF THE TRUST.

                    The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts of the Separate Account or that the Sub-Accounts of the Separate Account may purchase. If the shares of an Underlying Fund are no longer available for investment or if in the Company's judgment further investment in any Underlying Fund should become inappropriate in view of the purposes of the Separate Account or the affected Sub-Account, the Company may redeem the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Policy interest in a Sub-Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

                    The Company also reserves the right to establish additional Sub-Accounts of the Separate Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required Commission approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to
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                    existing Policyowners on a basis to be determined by the
                    Company.

                    If any of these substitutions or changes are made, the Company may by appropriate endorsement change the Policy to reflect the substitution or change and will notify Policyowners of all such changes. If the Company deems it to be in the best interest of Policyowners, and subject to any approvals that may be required under applicable law, the Separate Account or any Sub-Account(s) may be operated as a management company under the 1940 Act, may be deregistered under that Act if registration is no longer required, or may be combined with other Sub-Accounts or other Separate Accounts of the Company.

               (2)  THE TERMS AND CONDITIONS OF THE SECURITIES ISSUED BY THE
                    TRUST.

                    No change in the terms and conditions of the Policies that affect the Policyowner's rights will be made without notice to Policyowner to the extent required by law.

               (3)  THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST.

                    No notice to or consent from Policyowners is required for any change in the Company's resolution establishing the Separate Account.

               (4)  THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

                    The depositor of the Separate Account cannot be changed.


                    The Separate Account has no Trustees.

                    Notice to Policyowners need not be given for the custodian to be changed.

               (h) WHETHER THE CONSENT OF SECURITY HOLDERS IS REQUIRED IN ORDER FOR ACTION TO BE TAKEN CONCERNING ANY CHANGE IN:

               (1)  THE COMPOSITION OF THE ASSETS OF THE TRUST.

                    The Policies do not require consent of the Policyowners when changing the underlying securities of the Separate Account, except as may be required by currently applicable law or regulation.

               (2)  THE TERMS AND CONDITIONS OF THE SECURITIES ISSUED BY THE
                    TRUST.

                    Except as appropriate to comply with federal or state law or regulation the terms and conditions of a Policy cannot be changed without the consent of the Policyowner.

               (3)  THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST.

                    No consent is required.

               (4)  THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

                    The depositor of the Separate Account cannot be changed.

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                    The Separate Account has no Trustees.

                    The consent of security holders is not required to change the custodian.

          (i) ANY OTHER PRINCIPAL FEATURE OF THE SECURITIES ISSUED BY THE TRUST OR ANY OTHER PRINCIPAL RIGHT, PRIVILEGE OR OBLIGATION NOT COVERED BY SUBDIVISIONS (A) TO (G) OR BY ANY OTHER ITEM IN THIS FORM.

               (1)  PREMIUM PAYMENTS - SEE Items 14 and 15.

               (2)   QUALIFICATION AS LIFE INSURANCE

                    Federal tax law requires a minimum death benefit in relation to the cash value for a Policy to qualify as life insurance. Under current Federal tax law, A Guideline Premium test is used to determine if a contract complies with the definition of life insurance in Section 7702 of the Internal Revenue Code ("Code").

                    The Guideline Premium test limits the amounts of premiums payable under a policy as to a certain amount for an insured of a particular age and sex. Policy owners may choose between two Death Benefit options (Option 1 or Option 2). The Policy owner designates the desired option in the application form, the Policy owner may change the option once per Policy year by written request. There is nor charge for a change in option. The effective date of any such change will be the monthly payment date on or following the date of receipt of the request.

                    Under Option 1, the Death Benefit is equal to the greater of the face amount of insurance or the Minimum Death Benefit. Under Option 2, the death benefit is equal to the greater of the face amount of insurance plus the Policy Value or the Guideline Minimum Death Benefit. A minimum Death Benefit, equivalent to a percentage of the Policy Value, will apply if it is greater that the Death Benefit otherwise payable under Option 1 or Option 2.

               (3)  DEATH PROCEEDS

                    As long as the Policy remains in force, the Company will, upon due proof of the Insured's death, pay the Death Proceeds of the Policy to the named beneficiary. The Company will normally pay the Death Proceeds within seven days of receiving due proof of the Insured's death, but the Company may delay payments under certain circumstances. The Death Proceeds may be received by the beneficiary in cash or under one or more of the payment options set forth in the Policy.

                    The Policy provides two Death Benefit Options: Option 1 and Option 2, as described below. The Policyowner designates the desired Death Benefit Option in the application. The Policyowner may change the option once per Policy year by written request. There is no charge for a change in Option. The effective date of any such change will be the monthly payment date on or following the date of receipt of the request.

                    The Death Proceeds are: (a) The Death Benefit provided under Option 1 or Option 2, whichever is elected and in effect on the date of death; plus (b) any additional

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                    insurance on the Insured's life that is provided by
                    rider; minus (c) any outstanding Debt, any partial withdrawals and partial withdrawal charges, and any Monthly Deductions due and unpaid through the Policy month in which the Insured dies. The amount of Death Proceeds payable will be determined as of the date of the Company's receipt of due proof of the Insured's death.

                    Under Option 1, the Death Benefit is equal to the greater of the face amount of insurance or the Guideline Minimum Death Benefit.

                    Under Option 2, the Death Benefit is equal to the greater of the face amount of insurance plus the Policy value or the Guideline Minimum Death Benefit.

                    The Guideline Minimum Death Benefit is equal to a percentage of the Policy value as set forth in the Policy. The Guideline Minimum Death Benefit is determined in accordance with the Internal Revenue Code regulations to ensure that the Policy qualifies as a life insurance contract and that the insurance proceeds will be excluded from the gross income of the beneficiary.

               (4)  GUARANTEED DEATH BENEFIT RIDER

                    An optional Guaranteed Death Benefit Rider is available ONLY AT ISSUE OF THE POLICY. IF THIS RIDER IS IN EFFECT, THE
                    COMPANY:

                    - guarantees that your Policy will not lapse regardless of the investment performance of the Variable Account and

                    -   provides a guaranteed net death benefit.

                    In order to maintain the Guaranteed Death Benefit rider, certain minimum premium payment tests must be met on each policy anniversary and within 48 months following the Date of Issue and/or the date of any increase in Face Amount, as described below. In addition, a one-time administrative charge of $25 will be deducted from Policy Value when the rider is elected. Certain transactions, including policy loans, partial withdrawals, and changes in Death Benefit Options, can result in the termination of the rider. If this rider is terminated, it cannot be reinstated.

                    GUARANTEED DEATH BENEFIT TESTS
                    While the Guaranteed Death Benefit Rider is in effect, the Policy will not lapse if the following two tests are met:

                         1. Within 48 months following the Date of Issue of the Policy or of any increase in the Face Amount, the sum of the premiums paid, less any debt, partial withdrawals and withdrawal charges, must be greater than the Minimum Monthly Factors (if any) multiplied by the number of months which have elapsed since the relevant Date of Issue; and

                         2. On each policy anniversary, (a) must exceed (b), where, since the Date of Issue:

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                                   (a)  is the sum of your premiums, less any
                    withdrawals, partial withdrawal charges and debt which is classified as a preferred loan; and

                                   (b)  is the sum of the minimum guaranteed
                    death benefit premiums, as shown on the specifications page of the Policy.

                    GUARANTEED DEATH BENEFIT
                    If the Guaranteed Death Benefit Rider is in effect on the Final Premium Payment Date, guaranteed Death Proceeds will be provided as long as the rider is in force. The Death Proceeds will be the greater of:

                    -  the Face Amount as of the Final Premium Payment Date; or
                    - the Policy Value as of the date due proof of death is received by the Company.

                    TERMINATION OF THE GUARANTEED DEATH BENEFIT RIDER
                    The Guaranteed Death Benefit rider will end AND MAY NOT BE REINSTATED on the first to occur of the following:

                    -  foreclosure of a Policy Loan; or
                    - the date on which the sum of your payments does not meet or exceed the applicable Guaranteed Death Benefit test (above); or
                    - any Policy change that results in a negative guideline level premium; or
                    -  the effective date of a change from Death Benefit
                       Option 2 to Death Benefit Option I, if such changes occurs within 5 policy years of the Final Premium Payment Date; or
                    - a request for a partial withdrawal or preferred loan is made after the Final Premium Payment Date.


                    It is possible that the Policy Value will not be sufficient to keep the Policy in force on the first Monthly Payment Date following the date the rider terminates. The net amount payable to keep the Policy in force will never exceed the surrender charge plus three Monthly Deductions.

               (5)  CALCULATION OF CASH VALUE - SEE Items 44(a), 44(c), and
                    46(a).

               (6)  LOAN PROVISIONS.  SEE Item 21.

               (7) PAYMENT OPTIONS - Upon written request, the surrender value or part of the Death Proceeds may be placed under one or more of the payment options offered by the Company. If the Policyowner does not make an election, the Company will pay the benefits in a single sum. A certificate will be provided to the payee describing the payment option selected.

                    If a payment option is selected, the beneficiary may pay to the Company an amount that would otherwise be deducted from the Death Benefit.

                    The amount applied under any one payment option for any one payee must be at least $5,000. The periodic payments for any one payee must be at least $50.

               (8) OPTIONAL INSURANCE BENEFIT - Subject to certain requirements, one or more of the

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                    following additional insurance benefits may be added by
                    rider: Waiver of Premium Rider, Accidental Death Benefit Rider, Guaranteed Insurability Rider, Other Insured Rider, Children's Insurance Rider, Exchange Option Rider, Base Insured Rider, Living Benefits Rider, or Guaranteed Death Benefit Rider. The cost of these optional insurance benefits will be deducted from Policy value as part of the monthly deduction, except that a one-time charge not to exceed $25 is made when the Guaranteed Death Benefit Rider is elected upon issue of the Policy.

     INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

          11. DESCRIBE BRIEFLY THE KIND OR TYPE OF SECURITIES COMPRISING THE UNIT OF SPECIFIED SECURITIES IN WHICH SECURITY HOLDERS HAVE AN INTEREST.

               The Policies permit net premiums to be allocated either to the Company's General Account or to the Separate Account. The Separate Account is currently comprised of 14 investment divisions ("Sub-Accounts"). Each Sub-Account invests exclusively in a corresponding Underlying Fund of AIT, VIPF and T. Rowe Price, which are no-load, open-end, diversified series management investment companies. AIT currently offers to the Policies nine different investment portfolios (each a "Fund"). VIPF currently offers to the Policies four different investment portfolios
               (each a "Portfolio"). T. Rowe Price currently offers to the Policies one investment portfolio ("Series").

               Each of the Underlying Funds operates pursuant to different investment objectives, which are summarized below:

               Select Emerging Markets Fund -- seeks long-term growth of capital by investing in the world's emerging markets.

               Select International Equity Fund -- seeks maximum long-term total return (capital appreciation and income) primarily by investing in common stocks of established non-U.S. companies.

               T. Rowe Price International Stock Portfolio -- seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies. The fund expects to invest substantially all of its assets outside the U.S. and to diversify broadly among countries throughout the world - developed and emerging.

               Select Aggressive Growth Fund -- seeks above-average capital appreciation by investing primarily in common stocks of companies which are believed to have significant potential for capital appreciation.

               Select Capital Appreciation Fund -- seeks long-term growth of capital in a manner consistent with the preservation of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective. The Fund will invest primarily in common stock of industries and companies which are experiencing favorable demand for their products and services, and which operate in a favorable competitive environment and regulatory climate.

               Select Value Opportunity Fund - seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of small and mid-size companies, whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued.

               Select Growth Fund -- seeks to achieve long-term growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected on the basis of their long-term growth potential.

               Select Strategic Growth Fund -- seeks long-term growth of capital by investing primarily in common stocks of established companies.

               Fidelity VIPF Growth Portfolio -- seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

               Select Growth and Income Fund -- seeks a combination of long-term growth of capital and current income. The fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks.

               Fidelity VIPF Equity-Income Portfolio -- seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Fund will also consider the potential for capital appreciation. The Fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising S&P 500.

               Fidelity VIPF High Income Portfolio -- seeks to obtain a high level of current income by investing primarily in high-yielding, fixed-income securities, while also considering growth of capital. These securities are often considered to be speculative and involve greater risk of default or price changes than securities assigned a high quality rating. For more information about these lower-rated securities, see the VIPF prospectus.

               Select Income Fund -- seeks a high level of current income. The fund will invest primarily in investment grade, fixed-income securities.

               Money Market Fund -- seeks to obtain maximum current income consistent with the preservation of capital and liquidity.

          12. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES AND IF ANY UNDERLYING SECURITIES
               WERE ISSUED BY ANOTHER INVESTMENT COMPANY,
               FURNISH INFORMATION FOR EACH SUCH COMPANY:

               (b)  NAME AND PRINCIPAL ADDRESS OF DEPOSITOR.

                    First Allmerica Financial Life Insurance Company
                   (formerly State Mutual Life Assurance Company of America,
                    until October 16, 1995), 440 Lincoln Street, Worcester, MA 01653 is the depositor of AIT.

                    Fidelity Investments, 82 Devonshire Street, Boston, MA is the depositor of VIPF.

                    T. Rowe Price Associates, Inc. 100 East Pratt Street, Baltimore, Maryland, 21202, is the depositor of T. Rowe Price.

               (c)  NAME AND PRINCIPAL BUSINESS ADDRESS OF TRUSTEE OR CUSTODIAN:

                    Chase Manhattan Bank, N.A., Avenue of the Americas, 39th Floor, New York, New York is the Custodian of the assets of AIT.

                    Shawmut Bank of Boston, N.A., One Federal Street, Boston, MA is the Custodian of the assets of VIPF.

               (d)  NAME AND PRINCIPAL BUSINESS ADDRESS OF PRINCIPAL-UNDERWRITER

                    The principal underwriter of AIT is Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts, 01653.

                    The principal underwriter of VIP is Fidelity Distributors Corporation, 82 Devonshire Street, Boston, MA.

                    The principal underwriter of T. Rowe Price is T. Rowe Price Investment Services, Inc. 100 East Pratt Street, Baltimore, Maryland, 21202.

              (e) THE PERIOD DURING WHICH THE SECURITIES OF SUCH COMPANY HAVE BEEN THE UNDERLYING SECURITIES.

                    Shares of the Underlying Funds will be purchased by the Separate Account only after the effective date of the Separate Account's registration statement under the Securities Act of 1933.

          INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

          13. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH LOAD, FEE, EXPENSE OR CHARGE TO WHICH (1) PRINCIPAL PAYMENTS; (2) UNDERLYING SECURITIES; (3) DISTRIBUTIONS;
                   (4) CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME; AND
                   (5) REDEEMED OR LIQUIDATED ASSETS OF THE TRUST'S SECURITIES
                    ARE SUBJECT:

                   (A)  THE NATURE OF SUCH LOAD, FEE, EXPENSE OR CHARGE;
                   (B)  THE AMOUNT THEREOF:
                   (C) THE NAME OF THE PERSON TO WHOM SUCH AMOUNTS ARE PAID AND HIS RELATIONSHIP TO THE TRUST:
                   (D) THE NATURE OF THE SERVICES PERFORMED BY SUCH PERSON IN CONSIDERATION FOR SUCH LOAD, FEE, EXPENSE OR CHARGE.

                   (1)  UNDER THE POLICIES

                        PAYMENT EXPENSE CHARGE - A charge of 2.75% of each premium will be deducted to compensate the Company for premium taxes imposed by various state and local jurisdictions, and for federal taxes imposed for deferred acquisition costs ("DAC taxes"), and a front-end sales load of 0.5% is deducted to compensate the company for Policy sales expenses.

                        MONTHLY DEDUCTIONS FROM POLICY VALUE - On the date of issue and each monthly payment date thereafter, certain charges will be deducted from the Policy value of each Policy ("Monthly Deduction"). The Monthly Deduction from Policy value consists of a charge retained by the Company for cost of insurance, a charge for the cost of any additional benefits provided by rider, and a charge for administrative expenses. Monthly charges will be deducted from a particular Sub-Account in accordance with instructions received from the Policyowner.
                        If no allocation is made by the Policyowner, charges will be deducted pro rata according to the Policy value in the accounts.

                        The monthly cost of insurance charge will be affected by any changes in the face amount and will be calculated separately for the initial face amount, for any increases in face amount, and for any benefits provided by rider.

                       If the Policyowner selected Death Benefit Option 2, the monthly cost of insurance charge for the initial face amount will be equal to the applicable cost of insurance rate multiplied by the initial face amount. If the Policyowner selected Death Benefit Option 1, however, the applicable cost of insurance rate will be multiplied by the initial face amount less the Policy value (minus charges for rider benefits) at the beginning of the Policy month.

                       If Death Benefit Option 2 is selected, the monthly insurance charge for each increase in face amount
                      (other than an increase caused by a change in Death
                       Benefit Option) will be equal to the cost of insurance rate applicable to that increase multiplied by the increase in face amount. If Death Benefit Option I is selected, the applicable cost of insurance rate will be multiplied by the increase in the face amount reduced by any Policy value (minus rider charge) in excess of the initial face amount at the beginning of the Policy month.

                       If the Guideline Minimum Death Benefit is in effect under either Option, monthly cost of insurance charge will also be calculated for that portion of the Death Benefit which exceeds the current face amount. This charge will be calculated by multiplying the cost of insurance rate applicable to the initial face amount times the Guideline Minimum Death Benefit (Policy value times the applicable percentage) less the greater of the face amount or the Policy value if the Policyowner selected Death Benefit Option 1, or less the face amount plus the Policy value if the Policyowner selected Death Benefit Option 2. When the Guideline Minimum Death Benefit is in effect, the cost of insurance charge for the initial face amount and for any increases will be calculated as set forth in the preceding two paragraphs.

                       The monthly cost of insurance charge will also be adjusted for any decreases in face amount.

                       Cost of insurance charges for the Policies will not be the same for all Policyowners. The insurance principals of pooling and distribution of mortality risks is based on the assumption that each Policyowner pays a cost of insurance charge commensurate with the Insured's mortality risk. Cost of insurance rates are actually based on the sex (male and female), age and premium class of the Insured at the date of issue, the effective date of an increase or date of rider, as applicable. The cost of insurance rates are determined at the beginning of each Policy year for the initial face amount and for each increase in the face amount. The cost of insurance rates generally increase as the Insured's age increases. The actual monthly cost of insurance rates wil be based on the Company's expectations as to future mortality experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables and the Insured's sex and age. The Tables used for this purpose set forth different mortality estimates for males and females and for smokers and non-smokers. Any change in the cost of insurance rates will apply to all persons of the same insuring age, sex, and premium class whose Policies have been in force for the same length of time.

                    In the event of a decrease, the surrender charge deducted is a fraction of the charge that would apply to a full surrender of the Policy. The fraction will be determined by dividing the amount of the decrease by the current face amount and multiplying the result by the surrender charge. If more than one surrender charge is in effect (i.e., pursuant to one or more increases in the face amount of a Policy), the surrender charge will be applied in the following order: (1) the most recent increase, followed by
                    (2) the next most recent increases successively, and (3) the initial face amount. Where a decrease causes a partial reduction in an increase or in the initial face amount, a proportionate share of the surrender charge for that increase or for the initial face amount will be deducted.

                    CHARGES ON PARTIAL WITHDRAWAL - A transaction charge which is the smaller of 2% of the amount withdrawn or $25.00 will be assessed in all cases.

                    A partial withdrawal charge may also be imposed upon a partial withdrawal. For each partial withdrawal the Policyowner may withdraw an amount equal to 10% of the Policy value on the date the written withdrawal request is received by the Company less the total of any prior withdrawals in that Policy year which were not subject to the partial withdrawal charge, without incurring a partial withdrawal charge. Any partial withdrawal in excess of this amount ("excess withdrawal") will be subject to the partial withdrawal charge. The partial withdrawal charge is equal to 5% of the excess withdrawal up to the amount of the surrender charge(s) on the date of withdrawal. There will be no partial withdrawal charge if there is no surrender charge on the date of withdrawal (I.E., 10 years have passed from the date of issue and from the effective date of any increase in the face amount).

                    The Policy's outstanding surrender charge will be reduced by the amount of the partial withdrawal charge deducted. The partial withdrawal charge deducted will decrease existing surrender charges in the following order:

                    - first, the surrender charge for the most recent increase in face amount;

                    - second, the surrender charges for the next most recent increases successively; and

                    -    last, the surrender charge for the initial face amount.

                    CHARGES AGAINST THE SEPARATE ACCOUNT - A daily charge equivalent to an annual rate of .80% of the average daily net asset value of each Sub-Account of the Separate Account is imposed to compensate the Company for its assumption of certain mortality and expense risks and for administrative costs associated with the Separate Account. The rate is 0.65% for the mortality and expense risk charge (guaranteed not to exceed 0.80%) and 0.15% for the administrative charge, which administrative charge is eliminated after the tenth Policy year.

                    No charges are currently made against the Sub-Accounts for federal or state income taxes. Should the Company determine that taxes will be imposed, the Company may make deductions from the Sub-Account to pay such taxes. The imposition of such taxes would result in a reduction of the Policy value in the Sub-Accounts.

               (2)  UNDERLYING SECURITIES

                    AIT

                    The Trustees of AIT have entered into a Management Agreement with Allmerica Financial Investment Management Services, Inc. ("AFIMS"), an indirect wholly owned subsidiary of the Company, to handle the day-to-day affairs of the Trust.

                    Pursuant to the Management Agreement with the Trust, AFIMS has entered into agreements ("Sub-Adviser Agreements") with other investment advisers ("Sub-Advisers") under which each Sub-Adviser manages the investments of one or more of the Funds. Under the Sub-Adviser Agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the applicable Fund, subject to such general or specific instructions as may be given by the Trustees.

                    For providing its services under the management agreement, AFIMS receives a fee, computed daily at an annual rate based on the average daily net asset value of each fund as follows:


Select Emerging Markets Fund            *                          1.35%

Select International Equity Fund        First $100 million         1.00%
                                        Next $150 million          0.90%
                                        Over $250 million          0.85%

Select Aggressive Growth Fund           First $100 million         1.00%
                                        Next $150 million          0.90%
                                        Over $250 million          0.85%

Select Capital Appreciation Fund        First $100 million         1.00%
                                        Next $150 million          0.90%
                                        Over $250 million          0.85%

Select Value Opportunity Fund           First $100 million         1.00%
                                        Next $150 million          0.85%
                                        Next $250 million          0.80%
                                        Next $250 million          0.75%
                                        Over $750 million          0.70%

Select Growth Fund                      First $250 million         0.85%
                                        Next $250 million          0.80%
                                        Next $250 million          0.70%
                                        Over $750 million          0.70%

Select Strategic Growth Fund            *                          0.85%


Select Growth and Income Fund           First $100 million         0.75%
                                        Next $150 million          0.70%
                                        Over $250 million          0.65%

Select Income Fund                      First $50 million          0.60%
                                        Next $50 million           0.55%
                                        Over $100 million          0.45%

Money Market Fund                       First $50 million          0.35%
                                        Next $200 million          0.25%
                                        Over $250 million          0.20%


               *For the Select Emerging Markets Fund, and the Select Strategic Growth Fund, the investment management fee does not vary according to the level of assets in the Fund. AFIM's fee computed for each Fund will be paid from the assets of such Fund.

               Pursuant to the Management Agreement with the Trust, AFIM's has entered into agreements ("Sub-Adviser Agreements") with other investment advisers ("Sub-Advisers") under which each Sub-Adviser manages the investments of one or more of the Funds. Under the Sub-Adviser Agreements, the Sub-Advisers are authorized to engage in portfolio transactions on behalf of the applicable Fund, subject to such general or specific instructions as may be given by the Trustees. The terms of a Sub-Adviser Agreement cannot be materially changed without the approval of a majority in interest of the shareholders of the affected Fund. AFIM's is solely responsible for the payment of all fees for investment management services to the Sub-Advisers.

               AFIM's is solely responsible for the payment of all fees to Sub-Advisers for their investment management services. Sub-Adviser fees, described in the Trust's prospectus, in no way increase the costs that the funds, variable account and Policy owners bear.

               VIP
               For managing investments and business affairs, each Portfolio pays a monthly fee to FMR. The prospectus of VIP contains additional information concerning the Portfolios, including information concerning additional expenses paid by the Portfolios, and should be read in conjunction with this Prospectus.

               The Fidelity VIP High Income Portfolio pays a monthly fee to FMR at an annual fee rate made up of the sum of two components:

               1. A group fee rate based on the monthly average net assets of all the mutual funds advised by FMR. On an annual basis this rate cannot rise above 0.37%, and drops as total assets in all these funds rise.

               2. An individual fund fee rate of 0.45% of the Fidelity VIP High Income Portfolio's average net assets throughout the month.

               One-twelfth of the annual management fee rate is applied to net assets averaged over the most recent month, resulting in a dollar amount which is the management fee for that month.

               The Fidelity VIP Growth and the Fidelity VIP Equity-Income Portfolios' fee rates are each made of two components:

               1. A group fee rate based on the monthly average net assets of all of the mutual funds advised by FMR. On an annual basis, this rate cannot rise above 0.52%, and drops as total assets in all these mutual funds rise.

               2. An individual Portfolio fee rate of 0.30% for the Fidelity VIP Growth Portfolio and 0.20% for the Fidelity VIP Equity-Income Portfolio.

               One-twelfth of the sum of these two rates is applied to the respective Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

               Thus, the Fidelity VIP High Income Portfolio may have a fee as high as 0.82%. The Fidelity VIP Growth Portfolio may have a fee of as high as 0.82% of its average net assets. The Fidelity VIP Equity-Income Portfolio may have a fee as high as 0.72% of its average net assets.

               T. ROWE PRICE
               To cover investment management and operating expenses, the T. Rowe Price International Stock Portfolio pays Price-Fleming a single, all-inclusive fee of 1.05% of its average daily net assets.


          (3)  DISTRIBUTIONS

               No distributions are made to Policyowners except voluntary surrenders or partial withdrawals, and upon payment of death proceeds. Surrenders and partial withdrawals may be subject to the surrender and partial withdrawal charges described in 13(a)(1), above. Also SEE Item 21.

          (4)  CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME

               Distributions from the Underlying Funds are reinvested by Sub-Accounts of the Separate Account in additional shares of the respective Underlying Fund, without charge, at net asset value.

          (5)  REDEEMED OR LIQUIDATED ASSETS OF THE TRUST'S SECURITIES

               See "Surrender Charge" and "Charges on Partial Withdrawals" under
               Item 13(a)(1) above.

          (b) FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE OF THE TRUST, FURNISH

               INFORMATION WITH RESPECT TO SALES LOAD AND OTHER
               DEDUCTIONS FROM PRINCIPAL PAYMENTS.

               A deduction of 2.75% is made from each premium payment under a Policy to compensate the Company for premium taxes paid to the states and local jurisdictions (1.25%), for DAC taxes (1.00%), and for front-end sales load (0.50%). No other deductions are made from premiums prior to allocation to the Company's General Account or the Separate Account. All other charges and deductions are made from Policy value, net assets of the Separate Account, or upon certain surrenders, partial withdrawals, and decreases in face amount.

          (c) STATE (1) THE AMOUNT OF SALES LOAD AS A PERCENTAGE OF THE NET AMOUNT INVESTED, AND (2) THE AMOUNT OF TOTAL DEDUCTIONS AS A PERCENTAGE OF THE NET AMOUNT INVESTED FOR EACH TYPE OF SECURITY ISSUED BY THE TRUST.

               The only deduction from premiums is the 4.0 % deduction for premium taxes, DAC taxes, and 0.5% sales load, as described in
               (b), above. A contingent deferred sales load is calculated at issuance of the Policy and for increases in face amounts, but is deducted if at all, only upon surrender or decreases in face amount within 10 Policy years or less. Also, a transaction charge and partial withdrawal charge may be deducted on partial withdrawals.

          (d) EXPLAIN FULLY THE REASONS FOR ANY DIFFERENCE IN THE PRICE AT WHICH SECURITIES ARE OFFERED FOR ANY CLASS OF TRANSACTIONS TO ANY CLASS OR GROUP OF OFFICERS, INCLUDING OFFICERS, DIRECTORS OR EMPLOYEES OF THE DEPOSITION TRUSTEE, CUSTODIAN OR PRINCIPAL UNDERWRITER.

               Not Applicable.

          (e) FURNISH A BRIEF DESCRIPTION OF ANY LOADS, FEES, EXPENSES OR CHARGES NOT COVERED IN ITEM 13(A) WHICH MAY BE PAID BY SECURITY HOLDERS IN CONNECTION WITH THE TRUST OR ITS SECURITIES.

               The Company reserves the right to impose a charge for changing the net premium allocation instructions, for changing the allocation of any monthly deductions, or for a projection of values. No such charges are currently imposed and any such charge is guaranteed not to exceed $25.00.

          (f) STATE WHETHER THE DEPOSITOR, PRINCIPAL UNDERWRITER, CUSTODIAN OR TRUSTEE, OR ANY AFFILIATED PERSON OF THE FOREGOING, MAY RECEIVE PROFITS OR OTHER BENEFITS NOT INCLUDED IN ANSWER TO ITEM 13(A) OR 13(D) THROUGH THE SALE OR PURCHASE OF THE TRUST'S SECURITIES OR INTERESTS IN SUCH SECURITIES, OR UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES, AND DESCRIBE FULLY THE NATURE AND EXTENT OF SUCH PROFITS OR BENEFITS.

               Neither the Company, Allmerica Investments, Inc. nor any affiliated person of the foregoing may receive any profit or any other benefit from premium payments under the Policy or tie investments held in the Separate Account not included in the answer to Item 13(a) or (d) through the sale of purchase of the Policy or shares of the Underlying Funds, except that (1) the Company may receive a profit to the extent that the cost of insurance built into the Policy exceeds the actual cost of insurance needed to pay benefits; (2) favorable mortality or expense experience may cause the insurance provided to be profitable to the Company; (3) the Company will compensate certain others including the company agents, for services rendered in connection with the distribution of the Policy, as described in Item 38, but such payments will be made from the Company's General Account; and (4) the investment advisers of the respective Underlying Funds will receive an advisory fee, as described in Item 13(a)(2).

          (g) STATE THE PERCENTAGE THAT THE AGGREGATE ANNUAL CHARGES AND DEDUCTIONS FOR MAINTENANCE AND OTHER EXPENSES OF THE TRUST BEAR TO THE DIVIDEND AND INTEREST INCOME FROM THE TRUST PROPERTY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

               Not Applicable. The Separate Account has no assets as of the date of this filing.

          (h)  OTHER

               The Company will recoup commission and other sales expense through a combination of surrender and partial withdrawal charges, and the investment earnings in excess of the interest credited on amounts allocated to the General Account.

               The deduction of the charge for mortality and expense risks assumed by the Company under the Policies is within the range of industry practice for comparable flexible premium variable life insurance contracts. If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for the payment of its general expenses, including distribution and sales expense.

     INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

     14. DESCRIBE THE PROCEDURE WITH RESPECT TO THE APPLICATIONS (IF ANY) AND THE ISSUANCE AND AUTHENTICATION OF THE TRUST'S SECURITIES, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          Individuals wishing to purchase a Policy must submit a completed application to an authorized registered agent or to the Company's Principal Office. The Company generally will issue a Policy only on the lives of Insureds age 80 and under, who supply evidence of insurability satisfactory to the Company. Acceptance is subject to the Company's underwriting rules, and the Company reserves the right to reject an application for any reason.

          Within limits, applicants may choose the amount of the initial premium desired and the initial face amount of the Policy. Currently, the minimum specified face amount of insurance for which a Policy may be issued is $50,000.

          The Policy will be effective on the date of issue only after all outstanding delivery requirements are satisfied and the Company has received sufficient premium. The date of issue is the date used to determine all future periodic transactions under the Policy, e.g., monthly payment date, Policy months and Policy years. Within limits, the Company may establish an earlier date of issue.

          If a premium payment equivalent to at least one minimum monthly payment is received with the application, and there has been no material misrepresentation on the application, fixed, conditional insurance of up to the amount applied for but not to exceed $500,000, will start as of the date of the application and will generally continue for a maximum of 90 days. If a medical examination of a person to be Insured is required by the Company's underwriting rules, coverage on that person will not start until completion of the examination. In no event will a death benefit be provided under the conditional insurance agreement if death is by suicide.

          If the Applicant does not wish to make any payment until the Policy is issued, or if the amount of money paid on a prepaid application is not sufficient to place the Policy in force, the Company will require payment upon delivery of the Policy of sufficient premium to place the Policy in force upon delivery of the Policy. If the Policy is not issued, the premiums will be returned to the Applicant, WITHOUT INTEREST. No Policy will be in force until sufficient premium is paid.

     15. DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT OF PAYMENTS FROM PURCHASERS OF THE TRUST'S SECURITIES AND THE HANDLING OF THE PROCEEDS THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          PREMIUM PAYMENTS - Premium Payments are payable only to the Company, and may be mailed to the Principal Office or paid through an authorized agent of the Company. All premium payments after the initial premium payment are credited to the Separate Account or General Account as of date of receipt at the Principal Office.

          The Policyowner may establish a schedule of planned premiums which will be billed by the Company at regular intervals. Failure to pay planned premiums, however, will not itself cause the Policy to lapse. The Policyowner may also make unscheduled premium payments at any time or skip planned premium payments subject to the maximum and minimum premium limitations described below.

          The Policyowner may also elect to pay premiums by means of a monthly automatic payment ("MAP") procedure. Under a MAP procedure, amounts will be deducted each month, generally on the Monthly Payment Date, from the Policyowner's checking account and applied as a premium under a Policy. The minimum payment permitted under MAP is $50.

          Premiums are not limited as to frequency and number. However, no premium payment may be less than $100 without the Company's consent. Moreover, premium payments must be sufficient to provide a positive surrender value at the end of each Policy month, or the Policy may lapse.

          The total of all premiums paid can never exceed the then-current maximum premium limitation determined by Internal Revenue Service rules. Thus, the Company may limit the premiums received in any Policy year to an amount not less than the "guideline level premium" determined by the Company with respect to the Policy. In addition, the sum of the premiums paid, less any partial withdrawals, may not exceed the greater of the guideline single premium or the sum of the guideline level premiums to the date of payment. The guideline premium amounts will change whenever there is any change in the face amount, the addition or deletion of a rider, or a change in the Death Benefit option. These premium limitations do not apply to the extent necessary to prevent lapse of the Policy during a Policy year.

          If at any time a premium is paid that would result in total premiums exceeding the then current maximum premium limitation, the Company will accept only that portion of the premium that would make total premiums equal the maximum limitation. Premiums in excess of that amount will be refunded to the Policyowner, and no further premiums will be accepted until allowed by the current maximum premium limitation prescribed by Internal Revenue Service rules.

     16. DESCRIBE THE PROCEDURE WITH RESPECT TO THE ACQUISITION OF UNDERLYING SECURITIES AND THE DISPOSITION THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          Each Sub-Account of the Separate Account invests its assets in shares of a corresponding Underlying Fund. Purchases and redemptions of such shares are made at net asset value, with no deduction for sales load.

          Amounts of net purchase payments allocated to a Sub-Account, transfers to that Sub-Account, and reserve adjustment transfers, if any, will be netted as of each valuation date against amounts withdrawn from the Sub-Account in connection with Policy surrenders, partial withdrawals, transfers, and death benefits, as well as the asset charge and amounts paid to the Company in lieu of taxes, if any. A net purchase or sale of Underlying Fund shares will be made for a Sub-Account at net asset value. All income, dividends and realized gain distributions of a Underlying Fund will be reinvested in shares of the respective Underlying Fund at net asset value. Valuation dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days where there is a sufficient degree of trading in a Underlying Fund's securities such that the current net asset value of the Sub-Accounts may be materially affected.

     17. (a) DESCRIBE THE PROCEDURE WITH RESPECT TO WITHDRAWAL OR REDEMPTION BY SECURITY HOLDERS.

               SURRENDER - A Policyowner may at any time surrender the Policy and receive its surrender value (i.e., Policy value, less Debt and applicable surrender charges and any first-year monthly administrative charges not yet deducted) upon written request signed by the Policyowner and return of the Policy to the Principal Office. The surrender value will be based on the Policy value as of the valuation date on which the request and Policy are received at the Principal Office. A surrender charge may be deducted when a Policy is surrendered. See Item 13(a), "Surrender."

               The surrender value is normally payable within seven days following the Company's receipt of the surrender request. The Company reserves the right to defer surrenders and partial withdrawals of amounts funded by each Sub-Account during any period when (1) trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays, (2) the SEC has by order permitted such suspension, or (3) an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of each Sub-Account is not reasonably practicable.

               The right is reserved by the Company to defer surrenders and partial withdrawal of amounts allocated to the Company's General Account for a period not to exceed six months.

               PARTIAL WITHDRAWAL - At any time after the first Policy year, a Policyowner may redeem a portion of the Policy value of his or her Policy, subject to the limits stated below, upon written request signed by the Policyowner and filed at the Principal Office. Where allocations have been made to more than one account, a percentage of the partial withdrawal may be allocated to each such account. The written request must indicate the dollar amount the Policyowner wishes to receive and the account from which such amount is to be redeemed.

               The Policyowner may allocate the amount withdrawn among the Sub-Accounts and the General Account. If no allocation instructions are provided, the Company will make a pro rata allocation.

               A partial withdrawal from a Sub-Account will result in cancellation of a number of Accumulation Units equivalent in value to the amount withdrawn, computed as of the valuation date that the request is received at the Company's Principal Office. The amount withdrawn equals the amount requested by the Policyowner plus any applicable charges. The Company will normally pay the amount of the partial withdrawal within seven days, but may delay payment under certain circumstances described above under "Surrender." See Item 13(a), "Partial Withdrawals."

          (b) FURNISH THE NAMES OF ANY PERSONS WHO MAY REDEEM OR REPURCHASE, OR ARE REQUIRED TO REDEEM OR REPURCHASE, THE TRUST'S SECURITIES OR UNDERLYING SECURITIES FROM SECURITY HOLDERS, AND THE SUBSTANCE
               OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING
               THERETO.

               The Company is required to process all surrender and partial withdrawal requests as described in Item 17(a). The Underlying Funds will redeem their shares upon the Company's request in accordance with the Investment Company Act of 1940. Redeemed shares may later be reissued.

          (c) INDICATE WHETHER REPURCHASED OR REDEEMED SECURITIES WILL BE CANCELLED OR MAY BE RESOLD.

               If a Policy is surrendered, the Policy will be cancelled and may not be reissued.

               If a Policy terminates due to lapse or foreclosure, the Policy may be reinstated as provided below.

               Unless the Guaranteed Death Benefit rider is in effect, the Policy will terminate if:

               - Surrender value is insufficient to cover the next monthly insurance protection charge plus loan interest accrued; or

               - Outstanding loan exceeds the policy value less surrender charges.

               If one of these situations occurs, the Policy will be in default. The Policy owner will then have a grace period of 62 days, measured from the date of default, to pay a premium sufficient to prevent termination. On the date of default, the Company will send a notice to the Policyowner and to any assignee of record. The notice will state the premium due and the date by which it must be paid.

               Failure to pay a sufficient premium within the grace period will result in Policy termination. If the Insured dies during the grace period, the Company will deduct from the net death benefit any monthly insurance protection charges due and unpaid through the Policy month in which the Insured dies and any other overdue charge.

               During the first 48 Policy months following the date of issue or an increase in the face amount, a guarantee may apply to prevent the Policy from terminating because of insufficient surrender value. This guarantee applies if, during this period, the Policy owner pays premiums that, when reduced by partial withdrawals and partial withdrawal costs, equal or exceed specified minimum monthly payments. The specified minimum monthly payments are based on the number of months the Policy, increase in face amount or policy change that causes a change in the minimum monthly payment has been in force. A policy change that causes a change in the minimum monthly payment is a change in the face amount or the addition or deletion of a rider. Except for the first 48 months after the date of issue or the effective date of an increase, payments equal to the minimum monthly payment do not guarantee that the Policy will remain in force.

               If the optional Guaranteed Death Benefit rider is in effect, the Policy will not lapse regardless of the investment performance of the Variable Account. See "Guaranteed Death Benefit Rider."

               A terminated Policy may be reinstated within three years of the date of default and before the final payment date. The reinstatement takes effect on the monthly processing date following the dates the Policyowner submits to us:

               -  Written application for reinstatement

               - Evidence of insurability showing that the Insured is insurable according to our underwriting rules and

               - A payment that, after the deduction of the payment expense charge, is large enough to cover the minimum amount payable

               Policies that have been surrendered may not be reinstated.

               Minimum Amount Payable -- If reinstatement is requested when less than 48 monthly insurance protection charges have been paid since the date of issue or increase in the face amount, the Policyowner must pay the lesser of:

                -The minimum monthly payment for the three months beginning on the date of reinstatement or

                -the sum of:

                - The amount by which the surrender charge on the date of reinstatement exceeds the policy value on the date of default plus

                - Monthly insurance protection charges for the three months beginning on the date of reinstatement

               If the Policy owner requests reinstatement more than 48 monthly processing dates from the date of issue or increase in the face amount, the Policy owner must pay the sum shown above without regard to the three months of minimum monthly payments.

               Surrender Charge -- The surrender charge on the date of reinstatement is the surrender charge that would have been in effect had the Policy remained in force from the date of issue.

               Policy Value on Reinstatement -- The policy value on the date of reinstatement is:

               - The net payment made to reinstate the Policy and interest earned from the date the payment was received at our principal office plus

               - The policy value less any outstanding loan on the date of default (not to exceed the surrender charge on the date of reinstatement) minus

               - The monthly insurance protection charges due on the date of reinstatement

               You may reinstate any outstanding loan.

               TERMINATION - The failure to make premium payments will not cause the Policy to lapse unless: (a) the surrender value is insufficient to cover the next Monthly Deduction plus loan interest accrued; or (b) if Debt exceeds the Policy value less surrender charges. If one of these situations occurs, the Policy will be in default. The Policyowner will then have a grace period of 62 days, measured from the date of default, to make sufficient payments to prevent termination. On the date of default, the Company will send a notice to the Policyowner and to any assignee on record. The notice will state the amount of premium due and the date on which it is due. Failure to make a sufficient payment within the grace period will result in termination of the Policy without any Policy value. If the Insured dies during the grace period, the Death Proceeds will still be payable, but any Monthly Deductions due and unpaid through the Policy month in which the Insured dies and any other overdue charge will be deducted from the Death Proceeds. Except for the situation described in (b) above, if, during the first 48 months after the date of issue or the effective date of an increase in face amount, the Policyowner makes premium payments, less Debt, partial withdrawal charges, at least equal to the sum of the minimum monthly factors for the number of months the Policy, increase or Policy change which causes a change in the minimum monthly factor has been in force, the Policy is guaranteed not to lapse during that period. A Policy change which causes a change in the minimum monthly factor is a change in the face amount or the addition or deletion of a rider.
               Except for the first 48 months after the date of issue or the effective date of an increase, payments equal to the minimum monthly factor do not guarantee that the Policy will remain in force.

               REINSTATEMENT - If the Policy has not been surrendered and the Insured is alive, the terminated Policy may be reinstated anytime within three years after the date of default by submitting the following to the Company: (1) a written application for reinstatement; (2) evidence of insurability showing the Insured is insurable according to the Company's underwriting rules; and
               (3) a premium that, after the deduction of the tax expense charges, is large enough to cover the minimum amount payable, as described below.

               MINIMUM AMOUNT PAYABLE - If reinstatement is requested less than 48 months either after the date of issue of the Policy or the effective date of an increase in the face amount, the Policyowner must pay the lesser of the amount shown in A or B:

               Under A, the minimum amount payable is the monthly factor for the three-month period beginning on the date of reinstatement.

               Under B, the minimum amount payable is the sum of

               - the amount by which the surrender charge as of the date of reinstatement exceeds the Policy value on the date of default; plus

               - Monthly Deductions for the three-month period beginning on the date of reinstatement.

               If reinstatement is requested after 48 Monthly Deductions have been made since the date of issue of the Policy or an increase in the face amount, the Policyowner must pay the amount shown in B above.

               SURRENDER CHARGE - The surrender charge on the date of reinstatement is the surrender charge which would have been in effect had the Policy remained in force from the date of issue. The Policy value less Debt on the date of default will be restored to the Policy to the extent it does not exceed the surrender charge on the date of reinstatement. Any Policy value less Debt as of the date of default which exceeds the surrender charge on the date of reinstatement will not be restored.

               POLICY VALUE ON REINSTATEMENT - The Policy value on the date of reinstatement is:

               - the net premium paid to reinstate the Policy increased by interest from the date the payment was received at the Company's Principal Office;

               - plus an amount equal to the Policy value less Debt on the date of default to the extent it does not exceed the surrender charge on the date of reinstatement;

               - minus the Monthly Deduction due on the date of reinstatement.

               The Policyowner may not reinstate any Debt outstanding on the date of default or foreclosure.

     18. (a) DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT, CUSTODY AND DISPOSITION OF THE INCOME AND OTHER DISTRIBUTABLE FUNDS OF THE TRUST AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

               Distributions with respect to the shares of a Underlying Fund held by a Sub-Account are reinvested in shares of that Underlying Fund at net asset value. Such shares are added to the assets of the respective Sub-Account.

          (b) DESCRIBE THE PROCEDURE, IF ANY, WITH RESPECT TO THE REINVESTMENT OF DISTRIBUTIONS TO SECURITY HOLDERS AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

               No distributions are made to Policyowners other than in connection with a death benefit or with a Policyowner-initiated loan, partial withdrawal or surrender of the Policy. See Items 13(a) and 21.

          (c) IF ANY RESERVES OR SPECIAL FUNDS ARE CREATED OUT OF INCOME OR PRINCIPAL, STATE WITH RESPECT TO EACH SUCH RESERVE OR FUND THE PURPOSE AND ULTIMATE DISPOSITION THEREOF, AND DESCRIBE THE MANNER OF HANDLING SAME.

               Net premiums placed in the Separate Account constitute certain reserves for benefits under the Policy.

          (d) SUBMIT A SCHEDULE SHOWING THE PERIODIC AND SPECIAL DISTRIBUTIONS WHICH HAVE BEEN MADE TO

               SECURITY HOLDERS DURING THE THREE YEARS COVERED BY THE
               FINANCIAL STATEMENTS FILED HEREWITH. STATE FOR EACH SUCH DISTRIBUTION THE AGGREGATE AMOUNT AND AMOUNT PER SHARE. IF DISTRIBUTIONS FROM SOURCES OTHER THAN CURRENT INCOME HAVE
               BEEN MADE, IDENTIFY EACH SUCH OTHER SOURCE AND INDICATE WHETHER SUCH DISTRIBUTION REPRESENTS THE RETURN OF PRINCIPAL PAYMENTS TO SECURITY HOLDERS. IF PAYMENTS OTHER THAN CASH WERE MADE, DESCRIBE THE NATURE THEREOF, THE ACCOUNT CHARGED AND THE BASIS OF DETERMINING THE AMOUNT OF SUCH CHARGE.

               Not Applicable. The Separate Account has not begun business operations.

     19. DESCRIBE THE PROCEDURE WITH RESPECT TO THE KEEPING OF RECORDS AND ACCOUNTS OF THE TRUST, THE MAKING OF REPORTS AND THE FURNISHING OF INFORMATION TO SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

          The Company will maintain the records and books of the Separate Account. The Company will also maintain records for each Policy, including the number and value of accumulation units of each Sub-Account credited to each Policy and the value of accumulations in the General Account.

          Issuance and transfer of Underlying Fund shares will be by book entry only. Stock certificates will not be issued to the Company or Separate Account. Shares ordered from the Underlying Funds will be recorded in an appropriate title for the Separate Account or appropriate Sub-Account.

          Policyowners will be sent promptly statements of significant transactions such as premium payments (other than payments made pursuant to the Monthly Automatic Premium payment procedure), changes in specified face amount, change in Death Benefit Option, transfers among Sub-Accounts and the General Account, partial withdrawals, increases in loan amount by the Policyowner, loan repayments, lapse, termination for any reason, and reinstatement. An annual statement will also be sent to the Policyowner within 30 days after a Policy year. The annual statement will summarize all of the above transactions and deductions of charges during the Policy year. It will also set forth the status of the death benefit, Policy value, surrender value, amounts in the Sub-Accounts and General Account, and any Policy loan(s).

          In addition, the Policyowner will be sent semi-annual reports containing financial statements and other information for the Separate Account, AIT, VIP and T. Rowe Price, as required by the 1940 Act.

     20. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST WITH RESPECT TO THE FOLLOWING:

          (a)  AMENDMENTS TO SUCH INDENTURE OR AGREEMENT.

               Not Applicable.

          (b)  THE EXTENSION OR TERMINATION OF SUCH INDENTURE OR AGREEMENT.

               Not Applicable.

          (c) THE REMOVAL OR RESIGNATION OF THE TRUSTEE OR CUSTODIAN, OR THE FAILURE OF THE TRUSTEE OR CUSTODIAN TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.

               The Company will act as custodian of assets of the Separate Account. The Company may appoint another custodian. In such event, the custodial agreement will provide that the assets owned by the Separate Account shall be delivered directly by the Company to a successor custodian.

          (d) THE APPOINTMENT OF A SUCCESSOR TRUSTEE AND THE PROCEDURE IF A SUCCESSOR TRUSTEE IS NOT APPOINTED.

               Not Applicable.

          (e) THE REMOVAL OR RESIGNATION OF THE DEPOSITOR, OR THE FAILURE OF THE DEPOSITOR TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.

               There is no such provision in an indenture or agreement. Under Delaware law, the Company may not abrogate its obligation under the Policies.

          (f) THE APPOINTMENT OF A SUCCESSOR DEPOSITOR AND THE PROCEDURE IF A SUCCESSOR DEPOSITOR IS NOT APPOINTED.

               There is no such provision in any indenture or agreement.

      21. (a) STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LOANS TO SECURITY HOLDERS.

               Loans may be obtained by request to the Company on the sole security of the Policy. The total amount which may be borrowed is the loan value. In the first Policy year, the loan value is 75% of an amount equal to the Policy value less surrender charges, Monthly Deductions, and interest on Debt to the end of the Policy year. The loan value in the second Policy year and thereafter is 90% of an amount equal to Policy value minus surrender charges.

               A Policy loan may be allocated among the General Account and one or more Sub-Accounts. If the Policy owner does not make an allocation, the Company will allocate the loan among the accounts in the same proportion that the Policy value in the General Account, less Debt, and the Policy value in each Sub-Account bear to the total Policy value, less Debt, on the date the Company receives the loan request. Policy value in each Sub-Account equal to the Policy loan allocated to such Sub-Account will be transferred to the General Account, and the number of Accumulation Units equal to Policy value so transferred will be cancelled. Amounts transferred to or held in the General Account to secure Debt will earn interest at a rate equal to an effective annual yield of at least 6% (8% for preferred loans)

               After due and unpaid interest is added to loan amount, if the new loan amount exceeds the Policy value in the General Account, the Company will transfer Policy value equal to that excess Debt from each Sub-Account to the General Account as security for the excess Debt. The Company will allocate the amount transferred among the Sub-Accounts in the same proportion that the Policy value in each Sub-Account bears to the total Policy value in all Sub-Accounts.

               PREFERRED LOAN OPTION. The option is available upon written request after the first Policy year. It may be revoked at any time. The preferred loan option is available during Policy years 2-10 only if Policy Value, minus the Surrender charge, is $50,000 or more. The option applies up to 10% of this amount. After the 10th Policy year, the preferred loan option is available on all loans or on all or a part of the loan value. The guaranteed annual interest rate credited to the Policy value securing a preferred loan will be 8%.

               LOAN INTEREST CHARGED - Interest accrues daily and is payable in arrears at the annual rate of 8%. Interest is payable at the end of each Policy year or on a pro rata basis for such shorter period as the loan may exist. Interest not paid when due will be added to the loan principal and bear interest at the same rate of interest.

               REPAYMENT OF DEBT - Loans may be repaid at any time prior to the lapse of the Policy. Upon repayment of Debt, the portion of the Policy value that is in the General Account securing Debt will be transferred to the various Sub-Accounts and increase the Policy value in such accounts in accordance with the Policyowner's instructions. If the Policyowner does not make a repayment allocation, the Company will allocate Policy value in accordance with the Policyowner's most recent premium allocation instructions; provided, however, that loan repayments allocated to the Separate Account cannot exceed Policy value previously transferred from the Separate Account to secure the Debt.

               FORECLOSURE - If Debt exceeds the surrender value of the Policy, the Policy will terminate. A notice of such pending termination will be mailed to the last known address of the Policyowner and any assignee. If the excess Debt is not paid within 62 days after this notice is mailed, the Policy will terminate with no value. A Policy may be reinstated following loan foreclosure.

          (b) FURNISH A BRIEF DESCRIPTION OF ANY PROCEDURE OR ARRANGEMENT BY WHICH LOANS ARE MADE AVAILABLE TO SECURITY HOLDERS BY THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN, OR
               ANY AFFILIATED PERSON OF THE FOREGOING.

               See Items 10(i) and 21(a), above. No other loans are made, except under the terms of life insurance policies which may be issued by the depositor or affiliated insurance companies.

          (c) IF SUCH LOANS ARE MADE, FURNISH THE AGGREGATE AMOUNT OF LOANS OUTSTANDING AT THE END OF THE LAST FISCAL YEAR, THE AMOUNT OF INTEREST COLLECTED DURING THE LAST FISCAL YEAR ALLOCATED TO THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN OR AFFILIATED PERSON OF THE FOREGOING, AGGREGATE AMOUNT OF LOANS IN DEFAULT AT THE END OF THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH.

               Not Applicable.

     22. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LIMITATIONS ON THE LIABILITIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN, OR ANY OTHER PARTY TO SUCH INDENTURE OR AGREEMENT.

          The Policies provide that the Company shall not be charged with notice of any assignment of the Policy unless it is in writing and filed at the Company's Principal Office. The Company assumes no liability for the validity of any assignment.

     23. DESCRIBE ANY BONDING ARRANGEMENT FOR OFFICERS, DIRECTORS, PARTNERS OR EMPLOYEES OF THE DEPOSITOR OR PRINCIPAL UNDERWRITER OF THE TRUST, INCLUDING THE AMOUNT OF COVERAGE AND THE TYPE OF BOND.

          The Company and Allmerica Investments, Inc. are named Insureds under a blanket bond in the amount of $20 million, issued by Lloyds of London. The bond covers officers, directors, and employees of the Company and Allmerica Investments, Inc., all of whom are employees of State Mutual.

          AIT maintains a fidelity bond pursuant to Rule 17(g) under the 1940 Act, in the amount of $2.7 million, issued by Underwriters at Lloyds and other London Companies. The bond covers directors and officers of AIT, who may also be director or officers of the depositor and principle underwriter, and employees of First Allmerica who are "access persons" of AIT.

     24. STATE THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST OR ITS SECURITIES AND A DESCRIPTION OF ANY OTHER MATERIAL FUNCTIONS OR DUTIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN NOT STATED IN ITEM 10 OR ITEMS 14 TO 23 INCLUSIVE.

          PARTICIPATION AGREEMENT. The Company and Separate Account will enter into Participation Agreements with AIT, VIP and T. Rowe Price, which define the terms under which the Sub-Accounts of Separate Account invest in the Underlying Funds.

          POLICYOWNER - The Policyowner is the Insured unless another Policyowner has been named in the application for the Policy. The Policyowner is generally entitled to exercise all rights under a Policy while the Insured is alive, subject to the consent of any irrevocable beneficiary (the consent of a revocable beneficiary is not required). The consent of the Insured is required whenever the face amount of insurance is increased.

          BENEFICIARY - The beneficiary is the person or persons to whom the insurance proceeds are payable upon the Insured's death. Unless otherwise stated in the Policy, the beneficiary has no rights in the Policy before the death of the Insured. While the Insured is alive, the Policyowner may change any beneficiary unless the Policyowner has declared a beneficiary to be irrevocable. If no beneficiary is alive when the Insured dies, the owner (or the owner's estate) will be the beneficiary. If more than one beneficiary is alive when the Insured dies, they will be paid in equal shares, unless the Policyowner has chosen otherwise. Where there is more than one beneficiary, the interest of a beneficiary who dies before Insured will pass to surviving beneficiaries proportionately.

          INCONTESTABILITY - The Company will not contest the validity of a Policy after it has been in force during the Insured's lifetime for two years from the date of issue. The Company will not contest the validity of any increase in the face amount after such increase or rider has been in force during the Insured's lifetime for two years from its effective date.

          SUICIDE - The Death Proceeds will not be paid if the Insured commits suicide, while sane or insane, generally within two years from the date of issue. Instead, the Company will pay the beneficiary an amount equal to all premiums paid for the Policy, without interest, less any outstanding Debt and less any partial withdrawals. If the Insured commits suicide, while sane or insane, generally within two years from the effective date of any increase in the Death Benefit, the Company's liability with respect to such increase will be limited to a refund of the cost thereof. The beneficiary will receive the administrative charges and insurance charges paid for such increase.

          AGE AND SEX - If the Insured's age or sex as-stated in the application for a Policy is not correct, benefits under a Policy will be adjusted to reflect the correct age and sex. The adjusted benefit will be that which the most recent cost of insurance charge would have purchased for the correct age and sex. In no event will the Death Benefit be reduced to less than the guideline minimum Death Benefit.

          ASSIGNMENT - The Policyowner may assign a Policy as collateral or make an absolute assignment of the Policy. All rights under the Policy will be transferred to the extent of the assignee's interest. When recorded, the assignment will take effect as of the date the written request was signed. The Company is not bound by an assignment or release thereof, unless it is in writing and is recorded at the Company's Principal Office. Any rights created by the assignment will be subject to any payments made or actions taken by the Company before the assignment is recorded. The Company is not responsible for the validity of any assignment or release.

 III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

     ORGANIZATION AND OPERATIONS OF DEPOSITOR

     25.  STATE THE FORM OF ORGANIZATION OF THE DEPOSITOR OF THE
          TRUST, THE NAME OF THE STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE DEPOSITOR WAS ORGANIZED AND THE DATE OF ORGANIZATION.

          The Company is an insurance company originally organized as a mutual life insurance company under the laws of the Commonwealth of Massachusetts in 1844, under the name of "State Mutual Life Assurance Company of America." Effective October 16, 1995, the Company converted to a stock life insurance company and adopted its present name. The company is a wholly-owned subsidiary of Allmerica Financial Corporation, 440 Lincoln Street, Worcester, Massachusetts 01653.

     26. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL FEES RECEIVED BY THE DEPOSITOR OF THE TRUST IN CONNECTION WITH
               THE EXERCISE OF ANY FUNCTIONS OR DUTIES CONCERNING SECURITIES OF THE TRUST DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH:

               Not Applicable.

          (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY THE DEPOSITOR FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF INVESTMENT ADVISER OF SUCH COMPANY:

               The Company has not received any such fee or participation.

                    (1)  THE NATURE OF SUCH FEE OR PARTICIPATION.  Not
                         Applicable.

                    (2)  THE NAME OF THE PERSON MAKING PAYMENTS.

                         Not Applicable.

                    (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.

                         Not Applicable.

                    (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                         Not Applicable.

     27. DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS ENGAGED IN BY THE DEPOSITOR INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER THAN THAT OF DEPOSITOR OF THE TRUST. IF THE DEPOSITOR ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST, AND THE NATURE OF THE DEPOSITOR'S ACTIVITIES THEREWITH. IF THE DEPOSITOR HAS CEASED TO
          ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF AND CIRCUMSTANCES SURROUNDING SUCH CESSATION.

          The Company is licensed to write life insurance, health insurance, and variable contracts in the District of Columbia, Puerto Rico, the Virgin Islands and all states.

          The Company offers variable life and annuity policies through other of its Separate Accounts, all of which are registered as unit investment trusts under the Investment Company Act of 1940 or which are exempt from such registration.

     OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

     28. (a) FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO THE DEPOSITOR OF THE TRUST, WITH RESPECT TO EACH OFFICER, DIRECTOR, OR PARTNER OF THE DEPOSITOR, AND WITH RESPECT TO EACH NATURAL PERSON DIRECTLY OR INDIRECTLY OWING OR HOLDING WITH POWER TO VOTE 5% OR MORE OF THE OUTSTANDING VOTING SECURITIES OF THE DEPOSITOR.

                      (i)   NAME AND PRINCIPAL BUSINESS ADDRESS.
                     (ii) NATURE OF RELATIONSHIP OR AFFILIATION WITH DEPOSITOR OF THE TRUST;
                     (iii)  OWNERSHIP OF ALL SECURITIES OF THE DEPOSITOR;
                      (iv)  OWNERSHIP OF ALL SECURITIES OF THE TRUST;
                      (v) OTHER COMPANIES OF WHICH EACH PERSON NAMED ABOVE IS PRESENTLY OFFICER, PRESENTLY OFFICER, DIRECTOR OR PARTNER.

          See 28(b) and 29, below.

          (b)  FURNISH A BRIEF STATEMENT OF THE BUSINESS EXPERIENCE DURING
               THE LAST FIVE YEARS OF EACH OFFICER, DIRECTOR OR PARTNER OF THE DEPOSITOR.

NAME AND POSITION WITH COMPANY         PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
--------------------------------  ---------------------------------------------------------
Bruce C. Anderson                 Director of First Allmerica since 1996; Vice President,
  Director                        First Allmerica since 1984

Abigail M. Armstrong              Secretary of First Allmerica since 1996; Counsel, First
  Secretary and Counsel           Allmerica since 1991

Robert E. Bruce                   Director and Chief Information Officer of First Allmerica
  Director                        since 1997; Vice President of First Allmerica since 1995;
                                  Corporate Manager, Digital Equipment Corporation 1979 to
                                  1995

John P. Kavanaugh                 Director and Chief Investment Officer of First Allmerica
  Director, Vice President and    since 1996; Vice President, First Allmerica since 1991
  Chief Investment Officer

John F. Kelly                     Director of First Allmerica since 1996; Senior Vice
  Director, Vice President        President, General Counsel and Assistant Secretary,
  and General Counsel             First Allmerica since 1991

J. Barry May                      Director of First Allmerica since 1996; Director
  Director                        and President, The Hanover Insurance Company since
                                  1996; Vice President, The Hanover Insurance Company,
                                  1993 to 1996; General Manager, The Hanover Insurance
                                  Company, 1989 to 1993

James R. McAuliffe                Director of First Allmerica since 1996; President
  Director                        and CEO, Citizens Insurance Company of America since
                                  1994; Vice President 1982 to 1994, and Chief Investment
                                  Officer, First Allmerica 1986 to 1994

John F. O'Brien                   Director, Chairman of the Board, President and Chief
  Director, Chairman of the       Executive Officer, First Allmerica since 1989
  Board, President and CEO

Edward J. Parry, III              Director and Chief Financial Officer of First Allmerica
  Director, Vice President        since 1996; Vice President and Treasurer, First Allmerica
  and Chief Financial Officer     since 1993

Richard M. Reilly                 Director of First Allmerica since 1996; Vice President,
  Director and Vice President     First Allmerica since 1990; Director, Allmerica
                                  Investments, Inc. since 1990; Director and President,
                                  Allmerica Investment Management Company, Inc.
                                  since 1990

Robert P. Restrepo, Jr.           Director and Vice President of First Allmerica since May,
  Director and Vice President     1998; Chief Executive Officer, Travelers Property &
                                  Casualty Group, 1996 to 1998; Senior Vice President,
                                  Aetna Life & Casualty Company, 1993 to 1996

Eric A. Simonsen                  Director of First Allmerica since 1996; Vice President,
  Director and Vice President     First Allmerica since 1990; Chief Financial Officer,
                                  First Allmerica 1990 to 1996

Phillip E. Soule                  Director of First Allmerica since 1996; Vice President,
  Director                        First Allmerica since 1987

     COMPANIES OWNING SECURITIES OF DEPOSITOR

     29. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH COMPANY WHICH DIRECTLY OR INDIRECTLY OWNS, CONTROLS OR HOLDS WITH POWER TO VOTE 5% OR MORE OF THE OUTSTANDING VOTING SECURITIES OF DEPOSITOR.

          The Company is a wholly-owned subsidiary of Allmerica Financial Corporation, 440 Lincoln Street, Worcester, Massachusetts. Both are organized under the laws of the Commonwealth of Massachusetts.

    CONTROLLING PERSONS

     30. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO ANY PERSON OTHER THAN THOSE COVERED BY ITEMS 28, 29, AND 42 WHO DIRECTLY OR INDIRECTLY CONTROLS THE DEPOSITOR.

          None.


     Compensation of Officers of Depositor

     31. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED FINANCIAL STATEMENTS FILED HEREWITH;

          (a) DIRECTLY TO EACH OF THE OFFICERS OR PARTNERS OF THE DEPOSITOR DIRECTLY RECEIVING THE THREE HIGHEST AMOUNTS OF REMUNERATION;

               The remuneration of the Officers of the Company is set forth in the proxy statement for the Annual Meeting of Shareholders of the Company's parent, Allmerica Financial Corporation, which is incorporated herein by reference.

          (b) DIRECTLY TO ALL OFFICERS OR PARTNERS OF THE DEPOSITOR AS A GROUP EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS INCLUDED UNDER
               ITEM 31(A), STATING SEPARATELY THE AGGREGATE AMOUNT PAID BY
               THE DEPOSITOR ITSELF AND THE AGGREGATE AMOUNT PAID BY ALL THE SUBSIDIARIES;

               See item 31 (a)

          (c) INDIRECTLY OR THROUGH SUBSIDIARIES TO EACH OF THE OFFICERS OR PARTNERS OF THE DEPOSITOR;

               Not applicable.

     COMPENSATION OF DIRECTORS

     32. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES, EXCLUSIVE OF REMUNERATION REPORTED UNDER ITEM 31, PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH:

          (a)  THE AGGREGATE DIRECT REMUNERATION TO DIRECTORS;

               The remuneration of the Directors of the Company is set forth in the proxy statement for the Annual Meeting of Shareholders of the Company's parent, Allmerica Financial Corporation, which is incorporated herein by reference.

          (b)  INDIRECTLY OR THROUGH SUBSIDIARIES TO DIRECTORS.

               Not applicable.

     COMPENSATION TO EMPLOYEES

     33. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF REMUNERATION FOR SERVICES OF ALL EMPLOYEES OF THE DEPOSITOR (EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS REPORTED IN ITEMS 31 AND 32) WHO RECEIVED REMUNERATION IN EXCESS OF $10,000 DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH FROM THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES.

               The remuneration of certain directors/executive officers of the Company is set forth in the proxy statement for the Annual Meeting of Shareholders of the Company's parent, Allmerica Financial Corporation, which is incorporated herein by reference.


          (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID DIRECTLY DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH TO THE FOLLOWING CLASSES OF PERSONS (EXCLUSIVE OF THOSE PERSONS COVERED BY ITEM 33(A)): (1) SALES MANAGERS, BRANCH MANAGERS, DISTRICT MANAGERS AND OTHER PERSONS SUPERVISING THE SALE OF REGISTRANT'S SECURITIES; (2) SALESMEN, SALES AGENTS, CANVASSERS AND OTHER PERSONS MAKING SOLICITATIONS BUT NOT IN SUPERVISORY CAPACITY; (3) ADMINISTRATIVE AND CLERICAL EMPLOYEES; AND (4) OTHERS (SPECIFY). IF A PERSON IS EMPLOYED IN MORE THAN ONE CAPACITY, CLASSIFY ACCORDING TO PREDOMINANT TYPE OF WORK.

               Not applicable.

     COMPENSATION TO OTHER PERSONS

     34. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF COMPENSATION FOR SERVICES PAID ANY PERSON (EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS REPORTED IN ITEMS 31, 32 AND 33), WHOSE AGGREGATE COMPENSATION IN CONNECTION WITH SERVICES RENDERED WITH RESPECT TO THE TRUST IN ALL CAPACITIES EXCEED $10,000 DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH FROM THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES.

          Not applicable.

 IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

     DISTRIBUTION OF SECURITIES

     35. FURNISH THE NAMES OF THE STATES IN WHICH SALES OF THE TRUST'S SECURITIES (A) ARE CURRENTLY BEING MADE, (B) ARE PRESENTLY PROPOSED TO MADE, AND (C) HAVE BEEN DISCONTINUED, INDICATING BY APPROPRIATE LETTER THE STATUS WITH RESPECT TO EACH STATE.

          (a)  Sale of the Policies has not commenced in any state.

          (b) Following the effectiveness of the Separate Account's registration statement under the Securities Act of 1933, and obtaining required approvals under state law, the Company proposes issuing the Policies initially in New York and Hawaii.

          (c)  Not Applicable.


     36. IF SALES OF THE TRUST'S SECURITIES HAVE AT ANY TIME SINCE JANUARY 1, 1936 BEEN SUSPENDED FOR MORE THAN A MONTH, DESCRIBE BRIEFLY THE REASONS FOR SUCH SUSPENSION.

          Not Applicable.

     37. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH INSTANCE WHERE SUBSEQUENT TO JANUARY 1, 1937, ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY, OR REGULATORY BODY DENIED AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST, EXCLUDING A DENIAL WHICH WAS MERELY A PROCEDURAL STEP PRIOR TO ANY DETERMINATION BY SUCH OFFICER, ETC., AND WHICH DENIAL WAS SUBSEQUENTLY RESCINDED.

               (1)  NAME OF OFFICER, AGENCY OR BODY

                    None.

               (2)  DATE OF DENIAL

                    Not Applicable.

               (3)  BRIEF STATEMENT OF REASONS GIVEN FOR DENIAL

                    Not  Applicable.

          (b) FURNISH THE FOLLOWING INFORMATION WITH REGARD TO EACH INSTANCE WHERE, SUBSEQUENT TO JANUARY 1, 1937, THE AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST HAS BEEN REVOKED BY ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY OR REGULATORY BODY.

               (1)  NAME OF OFFICER, AGENCY OR BODY

                    None.

               (2)  DATE OF REVOCATION

                    Not Applicable.

               (3)  BRIEF STATEMENT OF REASONS GIVEN FOR REVOCATION

                    Not Applicable.

     38. (a) FURNISH A GENERAL DESCRIPTION OF THE METHOD OF DISTRIBUTION OF SECURITIES OF THE TRUST.

               Allmerica Investments, Inc., an indirect subsidiary of the Company, will act as principal underwriter of the Policies pursuant to an Underwriting and Administrative Services

               Agreement with the Company and the Separate Account. Allmerica Investments, Inc. is a broker-dealer and a member of the National Association of Securities Dealers, Inc. The policies will be sold by agents of the Company who are registered representatives of Allmerica Investments, Inc. or of other unaffiliated broker-dealers which have selling agreements with Allmerica Investments, Inc.

          (b) STATE THE SUBSTANCE OF ANY CURRENT SELLING AGREEMENT BETWEEN EACH PRINCIPAL UNDERWRITER AND THE TRUST OR THE DEPOSITOR, INCLUDING A STATEMENT AS TO THE INCEPTION AND TERMINATION DATES OF THE AGREEMENT, ANY RENEWAL AND TERMINATION PROVISIONS, AND MY ASSIGNMENT PROVISIONS.

               The Company and Separate Account will execute an Underwriting and Administrative Services Agreement ("Agreement") with Allmerica Investments, Inc., its principal underwriter. Unless otherwise terminated, the Agreement shall continue in effect from year to year. The Agreement may be terminated by any party at any time upon giving 60 days' written notice to the other parties, and terminates automatically in the event of its assignment.

          (c) STATE THE SUBSTANCE OF ANY CURRENT AGREEMENTS OR ARRANGEMENTS OF EACH PRINCIPAL UNDERWRITER WITH DEALERS, AGENTS, SALESMEN, ETC., WITH RESPECT TO COMMISSIONS AND OVERRIDING COMMISSIONS, TERRITORIES, FRANCHISES, QUALIFICATIONS, AND REVOCATIONS. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH SCHEDULES OF COMMISSIONS AND THE BASES THEREOF. IN LIEU OF A STATEMENT CONCERNING SCHEDULES OF COMMISSIONS, SUCH SCHEDULES OF COMMISSIONS MAY BE FILED AS EXHIBIT A(3)(C).

               Registered representatives of Allmerica Investments, Inc. who are also agents of the Company will sell the Policy. Such agents will be required to pass applicable NASD examinations, and qualify under applicable state insurance licensing requirements. Agents who sell the Policy will receive commissions based on a commission schedule, and Managers who supervise the agents will receive overriding commissions. After issue of the Policy or an increase in face amount, commissions generally will be up to 90% of the first-year premiums up to a maximum target premium amount established by the Company. Thereafter, commissions will generally be up to 4% of any additional premiums.

     INFORMATION CONCERNING PRINCIPAL UNDERWRITER

     39. (a) STATE THE FORM OF ORGANIZATION OF EACH PRINCIPAL UNDERWRITER OF SECURITIES OF THE TRUST, THE NAME OF THE STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH EACH UNDERWRITER WAS ORGANIZED AND THE DATE OF ORGANIZATION.

               The principal underwriter of the policies, Allmerica Investments, Inc. was incorporated under the laws of the Commonwealth of Massachusetts on March 27, 1969.

          (b) STATE WHETHER ANY PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST IS A MEMBER OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. (NASD).

               The Policies will be distributed only by Allmerica Investments, Inc., which is a member of the NASD. The Company is also registered as a broker-dealer, and is also a member of the NASD.

     40. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL FEES RECEIVED BY EACH PRINCIPAL UNDERWRITER OF THE TRUST FROM THE SALE OF SECURITIES OF THE TRUST AND ANY OTHER FUNCTIONS IN

               CONNECTION THEREWITH EXERCISED BY SUCH UNDERWRITER IN SUCH CAPACITY OR OTHERWISE DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENT FILED HEREWITH.

               None.

          (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY EACH PRINCIPAL UNDERWRITER FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY:

               None.

               (1)  THE NATURE OF SUCH FEE OR PARTICIPATION.

                    None.

               (2)  THE NAME OF THE PERSON MAKING PAYMENT.

                    None.

               (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.

                    None.

               (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                    None.

     41. (a) DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS PRINCIPAL UNDERWRITER, INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER THAN THE DISTRIBUTION OF SECURITIES OF THE TRUST. IF A PRINCIPAL UNDERWRITER ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST AND THE NATURE OF SUCH ACTIVITIES. IF A PRINCIPAL UNDERWRITER HAS CEASED TO ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF AND CIRCUMSTANCES SURROUNDING SUCH CESSATION.

               Allmerica Investments, Inc. is a registered broker-dealer and a member of the NASD. Allmerica Investments, Inc. is a retail broker-dealer of variable contracts (including life and annuities) issued by the Company, of unaffiliated mutual funds, of investment partnerships, and of precious metals. Allmerica Investments, Inc. acts as principal underwriter of variable annuity contracts issued by separate accounts(which are registered as unit investment trusts under the 1940 Act) of the Company and of its subsidiary, Allmerica Financial Life Insurance and Annuity Company, and of AIT and Allmerica Funds (which are registered as management investment companies under the 1940
               Act). The variable contracts issued by the Company are sold through registered representatives of Allmerica Investments, Inc. or of unaffiliated broker-dealers, who are also licensed as insurance agents of the Company.

          (b) FURNISH AS AT LATEST PRACTICABLE DATE THE ADDRESS OF EACH BRANCH OFFICE OF EACH PRINCIPAL UNDERWRITER CURRENTLY SELLING SECURITIES OF THE TRUST AND FURNISH THE NAME AND RESIDENCE ADDRESS OF THE PERSON IN CHARGE OF SUCH OFFICE.

               Not Applicable. The Separate Account is not yet issuing securities.

          (c) FURNISH THE NUMBER OF INDIVIDUAL SALESMEN OF EACH PRINCIPAL UNDERWRITER THROUGH WHOM ANY OF THE SECURITIES OF THE TRUST WERE DISTRIBUTED FOR THE LAST FISCAL YEAR OF THE TRUST COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH AND FURNISH THE AGGREGATE AMOUNT OF COMPENSATION RECEIVED BY SUCH SALESMEN IN SUCH YEAR.

               Not Applicable.  The Policies have not yet been issued.

     42. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST AND WITH RESPECT TO EACH OF THE OFFICERS, DIRECTORS OR PARTNERS OF SUCH UNDERWRITER (OWNERSHIP OF SECURITIES OF THE TRUST).

          Not Applicable.  The Policies have not yet been issued.

     43. FURNISH, FOR THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH, THE AMOUNT OF BROKERAGE COMMISSIONS RECEIVED BY ANY PRINCIPAL UNDERWRITER WHO IS A MEMBER OF A NATIONAL SECURITIES EXCHANGE AND WHO IS CURRENTLY DISTRIBUTING THE SECURITIES OF THE TRUST OR EFFECTING TRANSACTIONS FOR THE TRUST IN THE PORTFOLIO SECURITIES
          OF THE TRUST.

          Not Applicable.

     OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

     44. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE METHOD OF VALUATION USED BY THE TRUST FOR THE PURPOSES OF DETERMINING THE OFFERING PRICE TO THE PUBLIC OF SECURITIES ISSUED THE TRUST OR THE VALUATION OF SHARES OR INTERESTS IN THE UNDERLYING SECURITIES ACQUIRED BY THE HOLDER OF A PERIODIC PAYMENT PLAN CERTIFICATE.

               The net premium equals the premium paid less the 4.00% tax expense charge. Each net premium is allocated to the General Account of the Company or to the Sub-Account(s) selected by the Policyowner. Allocations to the Sub-Accounts are credited to the Policy in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Policy is equal to the portion of the net premium allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the valuation date the payment is received at the Company's Principal Office. The number of Accumulation Units resulting from each net premium will remain fixed unless changed by a subsequent split of Accumulation Unit value, transfer, partial withdrawal or surrender. In addition, if the Company deducts the Monthly Deduction or other charges from a Sub-Account (as a result of Policyowner instructions or the pro rata allocation of charges if the Policyowner has given no instruction), each such deduction will result in cancellation of a number of Accumulation Units equal in value to the charge allocated to the Sub-Account. The dollar value of an Accumulation Unit of each Sub-Account varies from valuation date to valuation date based on the investment experience of that Sub-Account. That experience, in turn, will reflect the investment performance, expenses and charges of the respective underlying Funds. The value of an Accumulation Unit is set at $1.00 on the first Valuation Date of each Sub-Account.

               NET INVESTMENT FACTOR - The net investment factor measures the investment performance of a Sub-Account of the Separate Account during the valuation period just ended. The net investment factor for each Sub-Account is equal to 1.0000 plus the number arrived at by dividing (a) by (b) and subtracting
               (c) and (d) from the result, where

               (a) is the investment income of that Sub-Account for the valuation period, plus capital gains, realized or unrealized, credited during the valuation period; minus capital losses, realized or unrealized, charged during the valuation period; adjusted for provisions made for taxes, if any;

               (b) is the value of that Sub-Account's assets at the beginning of the valuation period;


               The net investment factor may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The Policyowner bears the investment risk.

               Allocations to the General Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company.

          (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE OFFERING PRICE OF THE TRUST'S SECURITIES AS OF THE LATEST PRACTICABLE DATE.

               No Policies have been issued or offered for sale to the public.

          (c) IF THERE IS ANY VARIATION IN OFFERING PRICE OF THE TRUST'S SECURITIES TO ANY PERSON OR CLASSES OF PERSONS OTHER THAN UNDERWRITERS, STATE THE NATURE AND AMOUNT OF SUCH VARIATION AND INDICATE THE PERSON OR CLASSES OF PERSONS TO WHOM SUCH OFFERING IS MADE.

               At any time, the "price" of an Accumulation Unit of a Sub-Account will be the same for all Policyowners. However, the cost of insurance charges for the Policies will not be the same for all Policyowners. The insurance principles of pooling and distribution of mortality risks is based upon the assumption that each Policyowner pays a cost of insurance charge commensurate with the Insured's mortality risk, which is actuarially determined based upon factors such as age, sex, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all Insureds would discriminate unfairly in favor of those Insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of Policyowners because different cost of insurance rates will apply. The "price" will also vary based on net amount at risk. The Policies will be offered and sold pursuant to this cost of insurance schedule, the Company's underwriting standards, and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that premiums must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Policy.

     45. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY SUSPENSION OF THE REDEMPTION RIGHTS OF THE SECURITIES ISSUED BY THE TRUST DURING THE THREE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH:

          Not Applicable.

          (a)  BY WHOSE ACTION REDEMPTION RIGHTS WERE SUSPENDED.

               Not Applicable.

          (b) THE NUMBER OF DAYS' WRITTEN NOTICE GIVEN TO SECURITY HOLDERS PRIOR TO SUSPENSION OF REDEMPTION RIGHTS.

               Not Applicable.

          (c)  REASON FOR SUSPENSION.

               Not Applicable.

          (d)  PERIOD DURING WHICH SUSPENSION WAS IN EFFECT.

               Not Applicable.

     46. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE METHOD OF DETERMINING THE REDEMPTION OR WITHDRAWAL VALUATION OF SECURITIES ISSUED BY THE TRUST:

               (1) THE SOURCE OF QUOTATIONS USED TO DETERMINE THE VALUE OF PORTFOLIO SECURITIES.

                    The Sub-Accounts invest only in shares of the Underlying Funds. Shares of each are sold and redeemed at their net asset value as next computed after receipt of the purchase or redemption order. Each purchase or redemption is confirmed in a written statement of the number of shares purchased or redeemed and the aggregate number of shares currently held by the respective-Sub-Accounts. See Item 44(a).

               (2) WHETHER OPENING, CLOSING, BID, ASKED OR ANY OTHER PRICE IS USED.

                    See 44(a) and 46(a)(1), above.

               (3)  WHETHER PRICE IS AS OF THE DAY OF SALE OR AS OF ANY OTHER
                    TIME.

                    See 44(a) and 46(a)(1), above.

               (4) A BRIEF DESCRIPTION OF THE METHODS USED BY REGISTRANT FOR DETERMINING OTHER ASSETS AND LIABILITIES INCLUDING ACCRUAL FOR EXPENSES AND TAXES (INCLUDING TAXES ON UNREALIZED APPRECIATION).

                    POLICY VALUE AND SURRENDER VALUE - The Policy value is the total amount available for investment and is equal to the sum of the accumulation in the General Account and the value of the Accumulation Units in the Sub-Accounts. The Policy value is used in determining the surrender value (the Policy value less any Debt and applicable surrender charges).
                    There is no guaranteed minimum Policy value. Because Policy value on any date depends upon a number of variables, it cannot be predetermined. Policy value and surrender value will reflect frequency and amount of net premiums paid, interest credited to accumulations in the General Account, the investment performance of the chosen Sub-Accounts of the Separate Account, any partial withdrawals, any loans, any loan repayments, any loan interest paid or credited, and any charges assessed in connection with the Policy.

                    CALCULATION OF POLICY VALUE - The Policy value is determined first on the date of issue and thereafter on each valuation date. On the date of issue, the Policy value will be the net premiums received, plus any interest earned during the period when premiums are held in the General Account (before being transferred to the Separate Account) less any Monthly Deductions due. On each valuation date after the date of issue the Policy value will be:

                    (a) the aggregate of the values in each of the Sub-Accounts on the valuation date, determined for each Sub-Account by multiplying the value of an Accumulation Unit in that Sub-Account on that date by the number of such Accumulations Units allocated to the Policy; PLUS

                    (b) the value in the General Account (including any amounts transferred to the General Account with respect to a loan).

                    Thus, the Policy value is determined by multiplying the number of Accumulation Units in each Sub-Account by the value of the applicable Accumulation Units on the particular valuation date, adding the products, and adding the amount of the accumulations in the General Account, if any. Also see Item 44(a), above.

                    Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

               (5) OTHER ITEMS WHICH REGISTRANT DEDUCTS FROM THE NET ASSET VALUE IN COMPUTING REDEMPTION VALUE OF ITS SECURITIES.

                    Accumulation Units of the Sub-Accounts will be redeemed at net asset value. However, under the Policies, a surrender or partial redemption may be subject to Surrender charges. See 13(a), "SURRENDER CHARGES" and "PARTIAL WITHDRAWAL."

               (6)  WHETHER ADJUSTMENTS ARE MADE FOR FRACTIONS.

                    No adjustments are made for fractions.

          (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE REDEMPTION PRICE TO THE HOLDERS OF THE TRUST'S SECURITIES AS OF THE LATEST PRACTICABLE DATE.

               No policies have been issued or offered for sale to the public.

     PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

     47. FURNISH A STATEMENT AS TO THE PROCEDURE WITH RESPECT TO THE MAINTENANCE OF A POSITION IN THE UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES, THE EXTENT AND NATURE THEREOF AND THE PERSON WHO MAINTAINS SUCH A POSITION. INCLUDE A DESCRIPTION OF THE PROCEDURE WITH RESPECT TO THE PURCHASE OF

          UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES
          FROM SECURITY HOLDERS WHO EXERCISE REDEMPTION OR WITHDRAWAL RIGHTS AND THE SALE OF SUCH UNDERLYING SECURITIES AND INTERESTS IN THE UNDERLYING SECURITIES TO OTHER SECURITY HOLDERS. STATE WHETHER
          THE METHOD OF VALUATION OF SUCH UNDERLYING SECURITIES OR INTEREST
          IN UNDERLYING SECURITIES DIFFERS FROM THAT SET FORTH IN ITEMS 44
          AND 46.  IF ANY ITEM OF EXPENDITURE INCLUDED IN THE DETERMINATION
          OF THE VALUATION IS NOT OR MAY NOT ACTUALLY BE INCURRED OR EXPENDED, EXPLAIN THE NATURE OF SUCH ITEM AND WHO MAY BENEFIT FROM THE TRANSACTION.


          All purchases and redemptions of shares of the Underlying Funds are at net asset value. Other Separate Accounts of the Company currently invest in shares of AIT, and AIT issues shares to Separate Accounts of Allmerica Financial and may issue shares to Separate Accounts of other unaffiliated insurance companies. VIP and T. Rowe Price may issue shares to unaffiliated insurance companies. All transactions are at net asset value. The Company will redeem sufficient shares of the Underlying Funds to pay certain life insurance proceeds, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Policy.

V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

     48. FURNISH THE FOLLOWING INFORMATION AS TO EACH TRUSTEE OR CUSTODIAN OF THE TRUST.

          (a)  NAME AND PRINCIPAL ADDRESS:

               First Allmerica Financial Life Insurance Company
               440 Lincoln Street
               Worcester, MA 01653

          (b)  FORM OF ORGANIZATION:

               Mutual life insurance company.

          (c) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE TRUSTEE OR CUSTODIAN WAS ORGANIZED.

               Incorporated under the laws of Massachusetts.

          (d)  NAME OF GOVERNMENTAL SUPERVISING OR EXAMINING AUTHORITY.

               Massachusetts Insurance Department. The Company is also subject to examination by the insurance departments of each state in which it does business.

     49. STATE THE BASIS FOR PAYMENT OF FEES OR EXPENSES OF THE TRUSTEE OR CUSTODIAN FOR SERVICES RENDERED WITH RESPECT TO THE TRUST AND ITS SECURITIES, AND THE AMOUNT THEREOF FOR THE LAST FISCAL YEAR. INDICATE THE PERSON PAYING SUCH FEES OR EXPENSES. IF ANY FEES OR EXPENSES ARE PREPAID, STATE THE UNEARNED AMOUNTS.

          The Company is not paid a Separate fee for expenses or services rendered as custodian of the Separate Account.

          A daily charge equivalent to an effective annual rate of 0.65% of the average daily net asset value of each Sub-Account is imposed to compensate the Company for its assumption of certain mortality and expense risks. Such expense risks include the risks of increased costs associated with the custodian function. Additionally, during the first ten Policy years, the Company assesses a charge on an annual basis of 0.15% of the daily net asset value in each Sub-Account for administrative costs associated with the Separate Account.

          The contingent surrender charge (See 13(a)) includes a component for administrative services, which may be deemed to include custodial services.

          As the Separate Account has not begun business operations, no fees have been paid.

     50. STATE WHETHER THE TRUSTEE OR CUSTODIAN OR ANY OTHER PERSON HAS OR MAY CREATE A LIEN ON THE ASSETS OF THE TRUST, AND, IF SO, GIVE FULL PARTICULARS, OUTLINING THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT THERETO.

          None. Under Massachusetts law, the assets supporting Policy reserves in the Separate Account may not be charged with any liabilities arising out of any other business of the Company.

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

     51. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO INSURANCE OF HOLDERS OF SECURITIES:

          Interests in the Separate Account are sold only to fund the Policies. Other than the Policies themselves, no insurance is sold to Policyowners with interests in the Sub-Accounts, in connection with such interests.

          (a)  THE NAME AND ADDRESS OF THE INSURANCE COMPANY.

               First Allmerica Financial Life Insurance Company
               440 Lincoln Street
               Worcester, MA 01653

          (b)  THE TYPES OF POLICIES AND WHETHER INDIVIDUAL OR GROUP POLICIES.

               The Policies are individual or group flexible premium variable life insurance policies.

          (c)  THE TYPES OF RISKS INSURED AND EXCLUDED.

               The Policies are offered either on a group basis or as individual policies, to individuals and businesses in connection with employer-sponsored insurance. Participation in a group contract will be accounted for by the issuance of a certificate describing the individual's interest under the group contract. Individual policies may be issued in circumstances where a group contract is not issued. The terms of a certificate and an individual policy, whether or not the individual policy is issued under a group contract, are substantially the same .

          (d)  THE COVERAGE OF THE POLICIES.

               The Policies provide insurance coverage on the life of the Insured. The minimum Death Benefit is stated in each Policy. Death Proceeds will be reduced by any outstanding Policy Debt and any due and unpaid monthly deductions.

          (e) THE BENEFICIARIES OF SUCH POLICIES AND THE USES TO WHICH THE PROCEEDS OF POLICIES MUST BE PUT.

               The beneficiary is named by the Policyowner to receive the death proceeds. The interest of any beneficiary will be subject to any assignment made by the Policyowner. The Policyowner may declare a beneficiary to be revocable (changed any time by written request) or irrevocable (may be changed only with the written consent of the beneficiary). The interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries. If all beneficiaries die before the Insured, the death proceeds will pass to the Policyowner.

          (f)  THE TERMS AND MANNER OF CANCELLATION AND OF REINSTATEMENT.

               See Item 17(a) for the manner of cancellation and reinstatement.

          (g) THE METHOD OF DETERMINING THE AMOUNT OF PREMIUMS TO BE PAID BY HOLDERS OF SECURITIES.

               See answers to Item 13(a) for amount of charges imposed and 44(a) and 44(c) for the manner in which the premium is determined.

          (h) THE AMOUNT OF AGGREGATE PREMIUMS PAID TO THE INSURANCE COMPANY DURING THE LAST FISCAL YEAR.

               The Company has not yet begun issuing the Policies.

          (i) WHETHER ANY PERSON OTHER THAN THE INSURANCE COMPANY RECEIVES ANY PART OF SUCH PREMIUMS, THE NAME OF EACH SUCH PERSON AND THE AMOUNTS INVOLVED, AND THE NATURE OF THE SERVICES RENDERED THEREFOR.

               No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks. However, the Company may from time to time enter into reinsurance agreements with other insurance companies under which certain insurance risks, premium income and related expenses are assumed by such other insurance companies.


          (j) THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST RELATING TO INSURANCE.

               None.

VII. POLICY OF REGISTRANT

     52. (a) FURNISH THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO THE CONDITIONS UPON WHICH AND THE METHOD OF SELECTION BY WHICH PARTICULAR PORTFOLIO SECURITIES MUST OR MAY BE ELIMINATED FROM THE ASSETS OF THE TRUST OR MUST OR MAY BE REPLACED BY OTHER PORTFOLIO SECURITIES. IF AN INVESTMENT ADVISER OR OTHER PERSON IS TO BE EMPLOYED IN CONNECTION WITH SUCH SELECTION, ELIMINATION OR SUBSTITUTION, STATE THE NAME OF SUCH PERSON, THE NATURE OF ANY AFFILIATION TO THE DEPOSITOR, TRUSTEE OR CUSTODIAN, AND ANY PRINCIPAL UNDERWRITER, AND THE AMOUNT OF REMUNERATION TO BE RECEIVED FOR SUCH SERVICES. IF ANY PARTICULAR PERSON IS NOT DESIGNATED IN THE INDENTURE OR AGREEMENT, DESCRIBE BRIEFLY THE METHOD OF SELECTION OF SUCH PERSON.

               The investment Policy of each Sub-Account of the Separate Account is to invest in a particular Underlying Fund.

               The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts of the Separate Account or that the Sub-Accounts of the Separate Account may purchase.
               If the shares of an Underlying Fund are no longer available for investment or if in the Company's judgment further investment in any Underlying Fund should become inappropriate in view of the purposes of the Separate Account or the affected Sub-Account, the Company may redeem the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Policy interest in a Sub-Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

               The Company also reserves the right to establish additional Sub-Accounts of the Separate Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be deemed available to existing Policyowners on a basis to be determined by the Company. If the Company deems it to be in the best interest of Policyowners, and subject to any approvals that may be required under applicable law, the Variable Account or Sub-Account may be operated as a management company under the 1940 Act, may be deregistered if registration is no longer required, or may be combined with other Separate Accounts of the company.

               If any of these substitutions or changes are made, the Company way by appropriate endorsement change the Policy to reflect the substitution or change.

          (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH TRANSACTION INVOLVING THE ELIMINATION OF ANY UNDERLYING SECURITY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

               Not Applicable.

          (c) DESCRIBE THE POLICY OF THE TRUST WITH RESPECT TO THE SUBSTITUTION AND ELIMINATION OF THE UNDERLYING SECURITIES OF THE TRUST WITH RESPECT TO:

             (1)  THE GROUNDS FOR ELIMINATION AND SUBSTITUTION;

                  See 52(a), above.

             (2) THE TYPE OF SECURITIES WHICH MAY BE SUBSTITUTED FOR ANY UNDERLYING SECURITY;

                  See 52(a), above.

             (3) WHETHER THE ACQUISITION OF SUCH SUBSTITUTED SECURITY OR SECURITIES WOULD CONSTITUTE THE CONCENTRATION OF INVESTMENT IN A PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES OR WOULD CONFORM TO A POLICY OF CONCENTRATION OF INVESTMENT IN A PARTICULAR; INDUSTRY OR GROUP OF INDUSTRIES;

                  Not Applicable.

             (4) WHETHER SUCH SUBSTITUTED SECURITIES MAY BE THE SECURITIES OF ANY OTHER INVESTMENT

                  COMPANY; AND

                  See 52(a), above.

             (5) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WHICH AUTHORIZE OR RESTRICT THE POLICY OF THE REGISTRANT IN THIS REGARD.
                  See 52(a) above.

         (d) FURNISH A DESCRIPTION OF ANY (EXCLUSIVE OF POLICIES COVERED BY PARAGRAPH (A) AND (B) HEREIN) OF THE TRUST WHICH IS DEEMED A MATTER OF FUNDAMENTAL POLICY AND WHICH IS ELECTED TO BE TREATED AS SUCH.

               None.

 REGULATED INVESTMENT COMPANY

         53.   (a)  STATE THE TAXABLE STATUS OF THE TRUST.

               Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the Company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

               See also 46(a), above.
         (b) STATE WHETHER THE TRUST QUALIFIED FOR THE LAST TAXABLE AS A REGULATED INVESTMENT COMPANY AS DEFINED IN SECTION 851 OF THE INTERNAL REVENUE CODE OF 1954, AND STATE ITS PRESENT INTENTION WITH RESPECT TO SUCH QUALIFICATION DURING THE CURRENT TAXABLE YEAR.

               Not Applicable.

 VIII. FINANCIAL AND STATISTICAL INFORMATION

         54. IF THE TRUST IS NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH CLASS OR SERIES OF ITS SECURITIES.

               Not Applicable.

         55. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, A TRANSCRIPT OF A HYPOTHETICAL ACCOUNT SHALL BE FILED IN APPROXIMATELY THE FOLLOWING FORM ON THE BASIS OF THE CERTIFICATE CALLING FOR THE SMALLEST AMOUNT OF PAYMENTS. THE SCHEDULE SHALL COVER A CERTIFICATE OF THE TYPE CURRENTLY BEING SOLD ASSUMING THAT SUCH CERTIFICATE HAD BEEN SOLD AT A DATE APPROXIMATELY
               TEN YEARS PRIOR TO THE DATE OF REGISTRATION OR TO THE
               APPROXIMATE DATE OF ORGANIZATION OF THE TRUST.

               Not Applicable.

         56. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH IN RESPECT OF CERTIFICATES SOLD DURING SUCH PERIOD, THE FOLLOWING INFORMATION FOR EACH FULLY PAID TYPE AND EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT

               PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE TRUST.

               Not Applicable.

         57. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY FINANCIAL STATEMENTS FILED HEREWITH THE FOLLOWING INFORMATION FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE TRUST.

               Not Applicable.

         58. IF THE TRUST IS THE ISSUER OF PERIODIC PLAN CERTIFICATES FURNISH THE FOLLOWING INFORMATION FOR EACH INSTALLMENT PERIODIC PAYMENT PLAN CERTIFICATE OUTSTANDING AS AT THE LATEST PRACTICABLE DATE.

               Not Applicable.

         59.   FINANCIAL STATEMENTS:

               FINANCIAL STATEMENTS OF THE SEPARATE ACCOUNT

               Financial statements, if any, will be contained in the registration statement for the Policy on Form S-6 filed under the Securities Act of 1933. They are incorporated herein by reference.

               FINANCIAL STATEMENTS OF THE DEPOSITOR

               The Financial Statements of the Company will be contained in the registration statement on Form S-6 filed by the Registrant pursuant the Securities Act of 1933. They are incorporated herein by reference.

IX.  EXHIBITS

          A.   Furnish the most recent form of the following:

         (1) Certified copy of Resolutions of the Board of Directors of the Company dated June 13, 1996 establishing the Allmerica Select Separate Account II was previously filed in the Initial Registration Statement, Registration No. 333-15569 and is incorporated by reference herein.

         (2)   Not Applicable

         (3) (a) Underwriting and Administrative Services Agreement between the Company and Allmerica Investments, Inc. was previously filed in Post-Effective Amendment No. 8, Registration
                  No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

             (b) Registered Representatives/Agents Agreement was previously filed in Post-Effective Amendment No. 8, Registration
                  No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

             (c) Sales Agreements (Select) were previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

             (d) Commission Schedule was previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

             (e) General Agent's Agreement was previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

             (f) Career Agent Agreement was previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

         (4)   Not Applicable.

         (5) Policy and Policy Riders are being filed concurrently with the Initial Registration Statement on Form S-6.

         (6) Articles of Incorporation and Bylaws of the Company were previously filed in Post Effective Amendment No 3, Registration No. 33-74184 on October 1, 1995 and are incorporated by reference herein.

         (7)   Not Applicable.

         (8) (a) Participation Agreement with Allmerica Investment Trust was previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

             (b) Participation Agreement with T. Rowe Price International Series, Inc. was previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

             (c) Participation Agreement with Variable Insurance Products Fund, as amended was previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

             (d)  Fidelity Service Agreement was previously filed on April
                  30, 1996, in Post-Effective Amendment No. 4, Registration No. 33-74184 and is incorporated by reference herein.

             (e) An Amendment to the Fidelity Service Agreement was previously filed on May 1, 1997 in Post-Effective Amendment No. 6, Registration No. 33-74184 and is incorporated by reference herein.

             (f)  Service Agreement with Rowe Price-Fleming International,
                  Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 8, Registration No. 33-74184 and is incorporated by reference herein.

             (g) Fidelity Service Contract was previously filed on May 1, 1997 in Post-Effective Amendment No. 6, Registration No. 33-74184 and is incorporated by reference herein.

             (h) BFDS Agreements for lockbox and mailroom services were previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

          (9)    Not Applicable

          (10) Application is being filed concurrently with the Initial Registration Statement on Form S-6.

1.  Policy and Policy riders are as set forth in Exhibit 1(5) above.

2. Opinion of Counsel is being filed concurrently with the Initial Registration Statement on Form S-6.

3.  Not Applicable

4.  Not Applicable

5. Actuarial Consent is being filed concurrently with the Initial Registration Statement on Form S-6.

6. Procedures Memorandum dated______pursuant to Rule 63-3(T)(b)(12)(iii) under the 1940 Act which includes conversion procedures pursuant to Rule 63-3(T)(b)(13)(v)(B) is being filed concurrently with the Initial Registration Statement on Form S-6.

7. Consent of Independent Accountants is being filed concurrently with the Initial Registration Statement on Form S-6.


                                   SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, First Allmerica Financial Life Insurance Company, the depositor of the Registrant, has caused this initial registration statement to be duly signed on behalf of the Registrant in the City of Worcester and Commonwealth of Massachusetts on the 20th day of August, 1998.

ALLMERICA SELECT SEPARATE ACCOUNT II
OF  FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
 (Name of Registrant)


 BY:   FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
 (Name of Depositor)

 By  /S/ SHEILA B. ST. HILAIRE
     -------------------------
     Sheila B. St. Hilaire
     Assistant Vice President and Counsel


 Attest /S/ ABIGAIL M. ARMSTRONG
     ------------------------
     Abigail M. Armstrong
     Secretary and Counsel